Exhibit 99.36

ANNUAL INFORMATION FORM

VERSES AI INC.

205 – 810 Quayside Drive

New Westminster, British Columbia, V3M 6B9

Telephone: 323 868-0514

E-Mail: kevin.w@verses.io

For the year ended March 31, 2023

Dated June 29, 2023

TABLE OF CONTENTS

EXPLANATORY NOTES AND CAUTIONARY STATEMENTS	3

DEFINITIONS AND GLOSSARY OF TERMS	7

CORPORATE STRUCTURE	13

GENERAL DEVELOPMENT OF THE BUSINESS	14

DESCRIPTION OF THE BUSINESS	23

RISK FACTORS	39

DIVIDENDS AND DISTRIBUTIONS	50

DESCRIPTION OF CAPITAL STRUCTURE	51

MARKET FOR SECURITIES	63

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	65

DIRECTORS AND EXECUTIVE OFFICERS	66

PROMOTERS	69

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	69

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	70

TRANSFER AGENTS AND REGISTRARS	70

MATERIAL CONTRACTS	70

INTERESTS OF EXPERTS	71

AUDIT COMMITTEE	71

ADDITIONAL INFORMATION	73

SCHEDULE “A”	74

EXPLANATORY NOTES AND CAUTIONARY STATEMENTS

In this annual information form (this “AIF” or “Annual Information Form”), unless the context otherwise requires, the “Company”, “we” or “VERSES” refers to Verses AI Inc. This AIF applies to the business activities and operations of the Company for the financial year ended March 31, 2023. Unless otherwise indicated, the information in this AIF is given as of June 29, 2023.

This AIF contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

This AIF contains references to Canadian dollars and United States dollars. References in this AIF to “Cdn$” are to Canadian dollars. References in this AIF to “USD$” are to US dollars. Any references to “$” not preceded by “Cdn” or “USD” are to Canadian dollars. On June 28, 2023, the closing exchange rate for US dollars to Canadian dollars, as quoted by the Bank of Canada was USD$1.00:Cdn$1.3254 (Cdn$1.00:USD$0.7545).

Cautionary Statement Regarding Forward-Looking Information

This AIF and the Company’s other public disclosure contain “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking information”) concerning the Company’s business plans, including, but not limited to, anticipated results and developments in the Company’s operations in future periods and other matters that may occur in the future. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “target”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “determine”, “continue”, “projects”, “potential”, “proposed” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “whether to”, “would”, “should”, “likely”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. Forward-looking information contained in this AIF includes, but is not limited to, statements regarding:

●	the competitive and business strategies of the Company;

●	market prices, values and other economic indicators;

●	receipt and timing of any required governmental, regulatory and third-party approvals, licenses and permits;

●	the performance of the Company’s business and operations;

●	the intention to grow the business, operations and potential activities of the Company;

●	the Company’s competitive positioning;

●	the capabilities of KOSM, the KOSM Exchange™ and KOSM applications;

●	the development and roll-out of KOSM, the KOSM Exchange and KOSM applications;

•	the scalability of the Spatial Web and KOSM;

●	the Company’s anticipated partnerships and agreements with third parties and the expected outcomes of such partnerships and agreements;

●	the use of available funds;

●	analyses and other information based on expectations of future performance and planned products;

●	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;

●	timing, costs and potential success of future activities on the Company’s facilities and projects;

●	future outlook and goals;

●	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to continue development of its business and continue operations;

●	the Company’s expected reliance on key management personnel, advisors and consultants;

●	the Company’s intended compensation policy and practices and compensation structure;

●	ongoing effects of the novel coronavirus (“COVID-19”) pandemic; and

●	planned expenditures and budgets and the execution thereof.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this AIF, including, without limitation, assumptions about:

●	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;

●	general economic, financial market, regulatory and political conditions in which the Company operates;

●	general demand and consumer interest in the Company’s products and services;

●	competition;

●	anticipated and unanticipated costs;

●	there being no significant delays in the development and commercialization of KOSM and other products and services;

●	the ability of the Company to raise any necessary capital on acceptable terms;

●	the ability of the Company to anticipate future needs of clients and partners;

●	the ability of the Company to maintain sufficient and effect research and development capabilities;

●	the ability of the Company to execute the Company’s growth, sales and customer acquisition strategies;

●	the ability of the Company to attract and retain skilled personnel;

●	the ability of the Company to conduct operations in a safe, efficient and effective manner;

●	there being no significant barriers to the acceptance of the Company’s products and services;

●	the continued adoption and acceptance of the Spatial Web;

●	the accuracy of budgeted costs and expenditures;

●	future currency exchange rates and interest rates;

●	the timely receipt of any required governmental, regulatory and third-party approvals, license and permits on favourable terms and any required renewals of the same;

●	political and regulatory stability;

●	requirements under applicable laws;

●	stability in financial and capital markets; and

●	expectations regarding the level of disruption as a result of COVID-19.

While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, by their very nature, forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, events, results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, without limitation, those related to:

●	the industry-wide risks;

●	fluctuations in capital markets and share prices;

●	price volatility;

●	risks related to the ability to obtain financing needed to fund the continued development of the Company’s business;

●	the Company’s limited operating history;

●	the Company’s requirement for substantial additional capital to operate the Company’s business;

●	the Company’s ability to manage anticipated and unanticipated costs;

●	the Company’s reliance on strategic partnerships;

●	the Company’s failure to maintain, promote and enhance the Company’s brand;

●	the Company’s failure to manage future growth and scalability;

●	the Company’s dependence on customer internet access;

●	the Company’s dependence on management and key personnel;

●	the uncertainty and variation of the Company’s intended use of available funds;

●	rapid technological change affecting the Company’s industry and competitive positioning;

●	risks related to possible future government legislation, policies and controls or by changes in applicable laws and regulations;

●	risks associated with potential reputational damage;

●	risks related to the Company’s ability to successfully implement its growth strategy;

●	risks related to the Company’s inability to maintain or improve its competitive position;

●	risks related to the Company’s ability to protect its intellectual property;

●	risks related to the potential loss of the Company’s “foreign private issuer” status;

●	risks related to the Company’s failure to retain key personnel and hire additional personnel needed to develop its business;

●	risks related to the performance of the Company’s directors and officers;

●	risks related to the Company’s failure to adequately evaluate its current business and its future prospects;

●	risks outside of the control of the Company;

●	risks related to security breaches, software errors and defects;

●	risks related to internal controls and the reliability of financial reporting and financial statement preparation;

●	risks associated with government regulation of the Company;

●	the impact of securities or industry analysts not publishing research or publishing inaccurate or unfavourable research about the Company’s business;

●	market conditions, volatility and global economic conditions;

●	dilution from future equity financing;

●	restrictions imposed by regulatory authorities on the Company’s business;

●	risks related to foreign exchange rate fluctuations, as applicable;

●	risks associated with the COVID-19 pandemic; and

●	the risks described in the section of this AIF entitled “Risk Factors”.

This is not an exhaustive list of the risks and factors that may affect the Company’s forward-looking information. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements not to be as anticipated, estimated or intended. In addition to those discussed in this AIF, please refer to the risks described in the Company’s public disclosure record.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this AIF. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake any obligation to publicly update or revise any forward-looking information other than as required under applicable securities laws.

DEFINITIONS AND GLOSSARY OF TERMS

The following is a glossary of certain terms used in this AIF, including the summary that follows. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders. Certain additional terms are defined within the body of this AIF and in such cases will have the meanings ascribed thereto.

40% Threshold	Has the meaning ascribed to such term under the heading “Description of Capital Structure – Proportionate Voting Shares”.

AI	Artificial intelligence.

AIF	This Annual Information Form.

Amalgamation	The three-cornered amalgamation of the Company, Former Holdco and Chromos Subco in accordance with the provisions of the BCBCA and the terms and conditions of the Amalgamation Agreement.

Amalgamation Agreement	The amalgamation agreement among the Company, Former Holdco and Chromos Subco made as of April 13, 2021, setting forth the terms and conditions of the Amalgamation and related transactions and corporate proceedings.

Amended Warrants	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business”.

API	Application Programming Interface.

Audit Committee	The audit committee of the Board.

Audit Committee Charter	The charter of the Audit Committee.

August 2022 Finder Warrants	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

August 2022 Private Placement	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

August 2022 Units	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

August 2022 Warrant	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Award	Options, RSUs, PSUs and DSUs.

AWS	Amazon Web Services.

BCBCA	The Business Corporations Act (British Columbia), including the regulations thereunder, as amended from time to time.

Board	The board of directors of the Company.

NEO	The NEO Exchange Inc.

CEO or Chief Executive Officer	The Chief Executive Officer of the Company.

CFO or Chief Financial Officer	The Chief Financial Officer of the Company.

Chromos Subco	1288098 B.C. Ltd., the former wholly owned subsidiary of the Company, previously existing under the BCBCA and formed solely for the purpose of effecting the Amalgamation.

Class A Warrants	Has the meaning ascribed to such term under the heading “Corporate Structure – Name, Address and Incorporation “.

Common Shares	The common shares in the capital of the Company as constituted prior to July 20, 2021.

Company or VERSES	Verses AI Inc., a company existing under the BCBCA.

Consent Parties	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – VTU Contribution”.

Contribution Agreement	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – VTU Contribution”.

Convertible Debenture	Has the meaning ascribed to such term under the heading “General Development of the Business – Development of the Business – Financings and Share Issuances”

KOSM	KOSM™ operating system.

KOSM Exchange	Means a curated catalog of reusable assets such as APIs, policies, templates, use-case examples, datasets, rulesets, widgets and connectors

KOSMOS	KOSMOS is an operating system positioned to become the key infrastructure to build, run and sell AI Applications.

Crowe MacKay	Crowe MacKay LLP, Chartered Professional Accountants.

Cyberlab	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business”.

Cyberlab Credit Facility	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business”.

Cyberlab Purchase	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business”.

Cyberlab Purchase Agreement	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business”.

Cyberlab Royalty	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business”.

Determination Date	Has the meaning ascribed to such term under the heading “Description of Capital Structure – Proportionate Voting Shares”.

DigitalTown	DigitalTown, Inc.

DSU	Deferred share unit granted pursuant to the Omnibus Plan.

Endeavor	Endeavor Trust Corporation.

Escrow Agent	Endeavor, the escrow agent under the Escrow Agreement.

Escrow Agreement	The escrow agreement, substantially in Form 46-201F1 – Escrow Agreement (the form of agreement for escrow arrangements under NP 46-201) entered into by the Escrowed Securityholders with the Escrow Agent and the Company dated June 21, 2022.

Escrowed Securities	Has the meaning ascribed to such term under the heading “Description of Capital Structure – Escrow Securities and Securities Subject to a Contractual Restriction on Transfer”.

Escrowed Securityholders	Each of Gabriel René, Dan Mapes, G. Scott Paterson and Jonathan De Vos, as principals of the Company, and each of Taylor MacDonald, Robert Shewchuk, Bryan Henry, Leighton Bocking and Tarik Elsaghir.

Exchange Act	The United States Securities Exchange Act of 1934, as amended.

Finder Unit	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Finder Unit Warrant	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Finder Unit Warrant Share	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Finder Warrants	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Flow Modules	Has the meaning ascribed to such term under the heading “Description of the Business– Overview of KOSM – KOSM Flow Modules”.

Former Holdco	Verses Technologies Incorporated, a company previously existing under the BCBCA.

Former Holdco Share	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – The Amalgamation”.

Former Holdco Warrant	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – The Amalgamation”.

FPI Restriction	Has the meaning ascribed to such term under the heading “Description of Capital Structure – Proportionate Voting Shares”.

GIA	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business”.

Holdco	VERSES Holdings Inc., being the successor entity from the Amalgamation of Chromos Subco and Former Holdco, and a company existing under the BCBCA.

HSML	Means Hyper Spatial Modeling Language.

IEEE	Institute of Electrical and Electronics Engineers.

Indirect Subsidiaries	The indirect subsidiaries of the Company being, collectively, VERSES Logistics Inc., VERSES Health, Inc., VERSES Realities, Inc., VERSES, Inc. and VERSES Global B.V., and “Indirect Subsidiary” means any one of them.

IoT	Internet of things.

KPI	Key performance indicator.

Listed Warrants	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business”.

Listing	The listing of the Subordinate Voting Shares on the NEO.

Listing Date	June 28, 2022

March 2023 Finder Warrant	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

March 2023 Private Placement	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

March 2023 Unit	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

March 2023 Warrant	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

NI 52-110	National Instrument 52-110 – Audit Committees.

NP 46-201	National Policy 46-201 – Escrow for Initial Public Offerings.

NRI	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events Prior to the Incorporation of the Company – Development of the Business”.

NRI SaaS Agreement	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business”.

Offer	Has the meaning ascribed to such term under the heading “Description of Capital Structure – Subordinate Voting Shares – Conversion of the Shares Upon An Offer”.

Omnibus Plan	Omnibus equity incentive plan of the Company.

Option	An option to purchase a Subordinate Voting Share granted pursuant to the Omnibus Plan.

Order	Has the meaning ascribed to such term under the heading “Directors and Executive Officers – Cease Trade Orders, Bankruptcies, Penalties or Sanctions”.

Participant	means people, assets, devices, organizations, applications on the KOSM network.

POC	Proof of concept.

Proportionate Share Conversion Right	Has the meaning ascribed to such term under the heading “Description of Capital Structure – Proportionate Voting Shares”.

Proportionate Voting Shares	Class B Proportionate Voting Shares of the Company.

Proportionate Voting Shareholders	Holders of the Proportionate Voting Shares and “Proportionate Voting Shareholder” means any one of them.

PSU	A performance share unit granted pursuant to the Omnibus Plan.

RSU	A restricted share unit granted pursuant to the Omnibus Plan.

SAFE	Simple agreement for future equity, which is a security that gives the holder a future equity conversion right based on a floating conversion price determined by future events. SAFEs are convertible based on a deemed price per security calculated using the consideration paid or valuation determined on the occurrence of an equity financing or liquidity event (i.e., going public transaction, acquisition).

SDK	Software development toolkit.

SEC	United States Securities and Exchange Commission.

Securities Legislation	The securities legislation of each of the provinces and territories of Canada and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of NEO.

SEDAR	System for Electronic Document Analysis and Retrieval.

Share Alteration	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – VTU Contribution”.

Shareholders	Subordinate Voting Shareholders and the Proportionate Voting Shareholders.

ShareIntel	ShareIntel Shareholder Services, LLC.

SIs	Systems Integrators.

SKU	Stock keeping unit.

Spatial Web	Has the meaning ascribed to such term under the heading “Description of the Business – Background – The Spatial Web”.

Special Warrant Financing	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Special Warrant Unit	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Special Warrants	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Subordinate Share Conversion Right	Has the meaning ascribed to such term under the heading “Description of Capital Structure – Subordinate Voting Shares”.

Subordinate Voting Shares	Class A Subordinate Voting Shares of the Company.

Subordinate Voting Shareholders	Holders of the Subordinate Voting Shares and “Subordinate Voting Shareholder” means any one of them.

Subsidiary Plan	Has the meaning ascribed to such term under the heading “Description of Capital Structure - Options to Purchase Securities – Omnibus Plan”.

Subsidiary Option	Has the meaning ascribed to such term under the heading “Description of Capital Structure - Options to Purchase Securities – Omnibus Plan”.

Subsidiary Share	Has the meaning ascribed to such term under the heading “Description of Capital Structure - Options to Purchase Securities – Omnibus Plan”.

Supplemental Listing	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business”.

Unit Share	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Unit Warrant	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

Unit Warrant Share	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – Financings and Share Issuances”.

United States or U.S.	The United States of America, its territories and possessions, any state of the United States and the District of Columbia.

Unlisted Warrants	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business”.

U.S. Residents	Has the meaning ascribed to such term under the heading “Description of Capital Structure – Proportionate Voting Shares”.

VERSES Business	The Company’s business of developing KOSM and the facilitation of next generation application development and deployment for the IoT on KOSM.

VLog	VERSES Logistics Inc.

VTU	VERSES Technologies USA, Inc. (formerly VERSES Labs Inc.), a wholly owned subsidiary of the Company, existing under the laws of the State of Wyoming.

VTU Class A Shares	Has the meaning ascribed to such term under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business – VTU Contribution”.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on November 19, 2020, pursuant to the BCBCA under the name “Chromos Capital Corp.” On June 17, 2021, the Company changed its name to “Verses Technologies Inc.” in connection with the Amalgamation. On March 31, 2023, the Company changed its name to “Verses AI Inc.”

The head office of the Company is located at 205 – 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9, and the Company’s registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company also has offices located at 5877 Obama Blvd, Los Angeles, California, 90016 and 8643 Hayden PI, Culver City, CA 90232.

Effective July 20, 2021, the Company amended its articles to create the Proportionate Voting Shares and to attach special rights and restrictions to the Subordinate Voting Shares and Proportionate Voting Shares. For more information of the special rights and restrictions of the Subordinate Voting Shares and Proportionate Voting Shares, see “Description of Capital Structure”.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and the Company’s Subordinate Voting Shares and Class A Warrants are listed for trading on the NEO.

Intercorporate Relationships

As of the date hereof, the Company has two directly wholly-owned subsidiaries, being VERSES Holdings Inc. (“Holdco”) and VERSES Technologies USA, Inc. (“VTU”) and five indirectly wholly-owned subsidiaries, being the Indirect Subsidiaries. Each of VTU and certain of the Indirect Subsidiaries operate different segments of the VERSES Business such as the incubation of novel applications for KOSM, development of logistics and health-care focused applications of KOSM and commercialization of the KOSM Exchange.

The following table illustrates the Company’s legal structure and relationship to and ownership interest in Holdco, VTU and the Indirect Subsidiaries as at the date hereof.

Name	Jurisdiction of Formation	Ownership Interests
VERSES Holdings Inc.	British Columbia	Dissolved
VERSES Operations Canada Inc.	British Columbia	100% (1)
VERSES Technologies USA, Inc.	Wyoming	100%(1)
VERSES Logistics Inc.	Wyoming	100%(2)(3)
VERSES Health, Inc.	Wyoming	100%(2)
VERSES Realities, Inc.	Wyoming	100%(2)
VERSES, Inc.	Wyoming	100%(2)
VERSES Global B.V.	Netherlands	100%(2)

Notes:

(1)	Directly held by the Company.
(2)	Directly held by VTU.
(3)	The Company’s 100% ownership in VERSES Logistic Inc. is currently subject to the conversion of an outstanding SAFE valued at $1,000,000. See “General Development of the Business – Three Year History – Events Prior to Incorporation of the Company – Financing and Share Issuances”.

The chart below illustrates VERSES’ corporate structure:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of certain material developments of the Company’s business over the last three completed financial years and includes a discussion of certain material developments which have occurred since the formation of the Company’s predecessor entities. In this section, references to “the Company” or “VERSES” when used to describe the development of the VERSES Business, refer to the Company, Former Holdco, Holdco, and the Indirect Subsidiaries, as applicable.

Events Prior to the Incorporation of the Company

Development of the Business

VTU was formed on September 19, 2018 under the laws of Wyoming. Since such date, it has managed and operated the VERSES Business.Following the formation of VTU, in 2019, VERSES began developing Spatial Web protocols (HSTP and HSML) and began prototyping WayFinder, being VERSES’ initial Spatial Web application, for the optimization of warehouse and fulfillment operations. During the same year, VERSES secured its first pilot of WayFinder with NRI Distribution (“NRI”) in relation to its e-commerce warehousing and fulfillment business and it also received a grant from Magic Leap to port WayFinder into their Augmented Reality Headset.

On September 17, 2018, VTU entered into a software acquisition and IP transfer agreement (the “Cyberlab Purchase Agreement”) whereby it purchased (the “Cyberlab Purchase”) intellectual property from Cyberlab LLC (“Cyberlab”), a company owned by Dan Mapes, President and a director of Cyberlab, for USD$1,500,000. The intellectual property was created by Cyberlab as part of its intention to incubate certain technological concepts for the VERSES Business. Since 2018, the intellectual property acquired by VTU has been a key catalyst for the development of the Spatial Web, KOSM and the other key components of the VERSES Business. The purchase value was expensed by VERSES during the period ending March 31, 2019, as the intellectual property acquired was in process at the time of purchase and unable to be separately valued.

Pursuant to the Cyberlab Purchase Agreement, VTU agreed to provide Cyberlab a royalty payment (the “Cyberlab Royalty”) upon the occurrence of a liquidity event of a subsidiary of VTU, which included: an initial public offering; acquisition for cash or third-party shares, or a combination of cash and third-party shares; or any other event resulting in a capital gain to the shareholders of the subsidiary and the financial assets associated. Payments under the Cyberlab Royalty, when triggered, will equal 10% of VTU’s interest in an applicable liquidity event and shall be made as soon as practical following a liquidity event.

The software and intellectual property required further development and was subsequently expensed upon purchase. Concurrently with the Cyberlab Purchase, VTU entered into a credit facility agreement with Cyberlab (the “Cyberlab Credit Facility”). In addition to providing funding for the USD$1,500,000 purchase price of the Cyberlab Purchase, the Cyberlab Credit Facility provided funding for all operating costs of VTU from September 2018 until March 2019 for an agreed amount of USD$350,000 for the period ending March 31, 2019, and an additional amount of $155,600 for the period ending March 31, 2020. The balance under the Cyberlab Credit Facility was repaid in full in November 2021.

In conjunction with the commercial development of WayFinder, VERSES also began developing KOSM as an operating system to abstract and streamline Spatial Web application development.

In September 2020, VERSES was contracted by Yale Open Lab to demonstrate interoperability and provenance of Climate Action Assets (i.e., carbon credits) across disparate national and subnational climate registries and ledgers.

In July 2020, VERSES secured a licensing agreement with the world’s largest standards development organization, IEEE, who designated the Spatial Web protocols “a public imperative,” exclusively reserved for critical infrastructure standards that benefit humanity at large such as for nuclear energy and power grids.

VERSES consulted Deloitte on their article titled “The Spatial Web and Web 3.0 – What business leaders should know about the next era of computer” 1 calling the Spatial Web “the next era in computing” which was published on July 21, 2020.

In November 2020, VERSES was awarded a grant from the European Commission to develop tools to express EU policies in a machine readable/executable format to enable autonomous drone regulation. The initiative, which spans 5 cities over 3 years, seeks to enable use cases such as last mile delivery, taxi drones, emergency response, security and inspection.

Financings and Share Issuances

Between October 2019 and July 2020, VTU executed convertible promissory notes with certain creditors totalling USD$130,000 as follows:

●	in October 2019 and January 2020, convertible promissory notes totalling USD$25,000 which promissory notes converted into SAFEs valued at USD$50,000 (including interest) in February and April of 2020;

●	in November and December 2019, convertible promissory notes totalling USD$15,000 which promissory notes converted into SAFEs valued at USD$30,000 (including interest) in March and April of 2020;

●	in January 2020, a convertible promissory note totalling USD$30,000, which promissory note converted into a SAFE valued at USD$30,000 in February 2020;

●	in March 2020, a convertible promissory note totalling USD$30,000, which promissory note converted into a SAFE valued at USD$30,000 shortly following issuance of the promissory note; and

●	in July 2020, a convertible promissory note totalling USD$30,000, which promissory note converted into a SAFE valued at USD$30,000 shortly following issuance of the promissory note.

1 https://www2.deloitte.com/us/en/insights/topics/digital-transformation/web-3-0-technologies-in-business.html

All SAFEs issued pursuant to conversions of convertible promissory notes issued between October 2019 and July 2020, valued at USD$170,000, were converted into 369,565 VTU Class A Shares prior to the VTU Contribution.

From April 2019 to October 2020, VTU issued SAFEs with an aggregate value of USD$954,000 in consideration for investor funding (USD$529,000) and lease credits (USD$425,000). These SAFEs were converted into 2,073,913 VTU Class A Shares prior to the VTU Contribution.

On June 5, 2020, VTU received a USD$142,400 loan from the U.S. Small Business Administration. The loan bears an interest rate of 3.75% per annum and requires monthly payments of USD$646 beginning in June 2021, which the Company has been making in accordance with its obligations under the loan.

In November 2020, an affiliate of NRI and a customer of VERSES Logistics Inc. (“VLog”), an Indirect Subsidiary, entered into an agreement whereby VLog received funding totalling USD$1,000,000, and in consideration for the funding, the affiliate of NRI received a USD$1,000,000 SAFE in VLog.

Events After the Incorporation of the Company

The Company and Former Holdco

The Company was incorporated on November 19, 2020, under the BCBCA for the purposes of identifying and evaluating businesses and assets with a view to completing a going public transaction. For the purposes of providing capital to the Company and to facilitate the Amalgamation, Former Holdco was incorporated on November 9, 2020, under the BCBCA.

Development of the Business

Prior to May 31, 2021, VERSES completed the deployment of WayFinder into production at three (3) distribution centers located in Southern California collectively representing 220,000 square feet of operations focused on a mix of e-commerce and wholesale fulfilment.

In August 2021, version 1.0 of the WayFinder Portal, which was powered by KOSM, was released.

In 2021, VERSES has deployed the WayFinder SaaS solution to six (6) additional distribution centers, of which two (2) are in Southern California, three (3) are in proximity of Vancouver, British Columbia and one (1) is in proximity of Montreal.

In July 2021, VERSES launched the IEEE Working Group to standardize Spatial Web protocols.

On July 19, 2021, Gabriel René and Dan Mapes were appointed as directors of the Company.

On August 25, 2021, VERSES entered into a Software-as-a-Service agreement (the “NRI SaaS Agreement”) with NRI whereby VERSES and NRI formalized their business relationship with respect to the implementation of WayFinder and KOSM into NRI’s warehousing operations. Pursuant to the NRI SaaS Agreement, VERSES granted to NRI the right and license to access WayFinder and KOSM in conjunction with the creation and management of “3-D digital twins” (digital mapping) at NRI’s fulfilment centres. In consideration of the grant of license and the training and support offered by VERSES, NRI agreed to pay to VERSES an aggregate of USD$9,000,000 pursuant to the following fee schedule:

●	USD$1,500,000 on September 1, 2021;

●	USD$350,000 every three months starting on September 1, 2022 and ending on June 1, 2026; and

●	USD$475,000 every three months starting on September 1, 2026 and ending on June 1, 2027.

The initial term of the NRI SaaS Agreement began on September 1, 2021 and will continue through December 31, 2027. The NRI SaaS Agreement will be renewed with the written confirmation of NRI for a second sixty (60) month term, beginning on January 1, 2028 and continuing through December 31, 2032 pursuant to which NRI will be subject to a fee schedule of an aggregate total of USD$17,500,000. The aggregate fees of both terms is USD$26,500,000.

During 2021 and in addition to the NRI SaaS Agreement, VERSES entered into three agreements to provide and test tailored logistics solutions for manufacturing, warehousing and fulfillment operations based on KOSM. During the same period, Deloitte’s compliance department approved of the Company entering into a teaming relationship with Deloitte whereby Deloitte and the Company agreed to collaborate on encouraging implementations of WayFinder and KOSM to Deloitte clients. There is no written agreement reflecting or governing the Company’s relationship with Deloitte.

During the same period, VERSES established a teaming relationship with Deloitte, one of the world’s largest system integrators, pursuant to which VERSES is approved to collaborate with Deloitte on solutions and implementations of WayFinder and KOSM for Deloitte clients.

On September 27, 2021, Gabriel René was appointed as Chief Executive Officer of the Company, Dan Mapes was appointed as President of the Company and Kevin Wilson was appointed as Chief Financial Officer and Secretary of the Company.

In December 2021, VERSES expanded features in WayFinder by adding slot optimization functionality and updating the WayFinder Portal.

In December 2021, VERSES demonstrated the ability to express and enforce EU Policies and Regulations in a machine-readable format to assist governance of autonomous drones.

On April 14, 2022, Jonathan De Vos was appointed as director of the Company.

On June 15, 2022, Jay Samit and G. Scott Paterson were elected as directors of the Company.

On June 22, 2022 the final long-form non-offering prospectus of the Company was filed with and receipted by the securities regulatory authorities in British Columbia and Ontario pursuant to the provisions of applicable Securities Legislation and a deemed receipt was issued in Alberta pursuant to Multilateral Instrument 11-102 – Passport System.

On June 28, 2022, the Subordinate Voting Shares were listed and started trading on the NEO under the symbol “VERS”.

On July 27, 2022, VLog entered into an operating partner agreement with Tompkins Ventures, an executive supply chain match-making firm, to introduce VERSES and its technology to companies within the supply chain industry.

On August 16, 2022, the Company became a member of the Digital Twin Consortium, an international organization based in North America dedicated to creating collaborative partnerships between digital twin users and experts working in industry, government, academia and the tech sector. As a member of the consortium, the Company may collaborate with members like Google, HSBC, Microsoft, Kaiser Permanente and Esri across a range of industries including academia and research; aerospace and defense; agriculture; engineering; construction; healthcare and life sciences; manufacturing; mobility and transportation; natural resources, and such other industries currently supported by the Digital Twin Consortium that are investing in and promoting the benefits of digital twins and related technologies.

On September 13, 2022, the Subordinate Voting Shares became eligible to facilitate electronic clearing and settlement in the United States via the Depository Trust Company.

On September 21, 2022, the Culver City sensor fusion lab and research facility opened. The lab showcases VERSES’ technology portfolio, including KOSM™, and equips VERSES’ data science and product development teams with an immersive space to develop and launch solutions based on sensor fusion research techniques.

On October 4, 2022, the Subordinate Voting Shares commenced trading on the OTCQX® Best Market under the ticker symbol VRSSF.

On November 28, 2022, VERSES entered into a partnership with Blue Yonder, a company specializing in digital supply chain and omni-channel commerce fulfillment providing solutions to over 3500 of the world’s largest retailers and warehouse distribution providers across 78 countries.

On December 1, 2022, Dr. Karl Friston, Professor of Neuroscience at University College London, Scientific Director of the Welcome Trust Centre for Neuroimaging, and one of the world’s most cited scientists in the study of the brain and mind (i.e., Computational Neuroscience and Artificial Intelligence), joined the Company as Chief Scientist.

On December 5, 2022, VERSES published a “white” paper in collaboration with Universities across Canada, UK, Germany, Australia, The Netherlands, and the USA. The paper, entitled “Designing Ecosystems of Intelligence from First Principles,” describes their novel approach to the design and development of the next generation of AI known as Artificial General Intelligence (AGI) intelligent agents with human-level intelligence that can learn, adapt and act in the world and presents a vision and roadmap for AI based on a field of research called Active Inference.2

On December 16, 2022, the Company received acceptance from the NEO for certain warrant amendments (the “Warrant Amendments”) in connection with up to 18,100,714 Subordinate Voting Share purchase warrants of the Company (the “Class A Warrants”). The Company received the required written consents from over 50% of the applicable warrant holders and disinterested shareholders to: extend the expiry date of Class A Warrants to August 15, 2025; reduce the exercise price of Class A Warrants from C$1.20 to C$1.00; subject the Class A Warrants to an accelerated expiry provision if at any time prior to the expiry date, the volume-weighted average trading price of the Company’s Subordinate Voting Shares exceeds C$2.00 for a period of 10 consecutive trading days; and govern Class A Warrants by a warrant indenture executed by the Company and Endeavor Trust Corporation (“Endeavor”). All consenting warrant holders automatically received a replacement warrant containing the Warrant Amendments (the “Amended Warrants”) and governed by the terms of the warrant indenture between the Company and Endeavor. The Class A Warrants, of warrant holders who did not consent to the Warrant Amendments, are: (i) not subject to the Warrant Amendments; (ii) not included in the Supplemental Listing (as defined below); and (iii) continue to be governed by their current terms and conditions until the applicable expiry date.

2 https://arxiv.org/pdf/2212.01354.pdf

On January 23, 2023, the Company received acceptance from the NEO to list (the “Supplemental Listing”) up to 18,100,714 Class A Warrants (the “Listed Warrants”). An aggregate of 11,613,485 Amended Warrants were posted for trading on the NEO at market open on January 24, 2023 under the symbol “VERS.WT.A”. The Company further announced that an aggregate of 6,487,229 Class A Warrants (the “Unlisted Warrants”) may become listed on the NEO once the Company receives written consent from the applicable warrant holders for the Warrant Amendments.

On February 8, 2023, the Company executed a service agreement with ShareIntel Shareholder Services, LLC (“ShareIntel”). Through ShareIntel’s patented, proprietary service offerings, VERSES is able to obtain trading analytic metrics that are designed to help coordinate, monitor and enhance corporate governance, shareholder communication, regulatory compliance, and surveillance of trading in the Company’s shares, with the aim of allowing the Company to better monitor trading activity, including potential violations of SEC Regulation SHO, which governs stock and option share locate, close out, and fail to deliver requirements.

On February 15, 2023, VERSES entered into a partnership with SVT Robotics™, whose SOFTBOT® Platform and partner ecosystem streamline the integration and deployment of robotics, IoT, and other industrial applications. SVT’s integration with VERSES’ network operating system, KOSM™, is expected to accelerate deployments of AI powered robots into warehouses and distribution centers.

On March 8, 2023, the Company announced that the KOSMOS™ launch was planned for Q3 and announced the intention to launch its first consumer-facing AI agent (codenamed “GIA”, short for General Intelligent Agent), a virtual personal assistant, later this year. GIA is set to be the Company’s first AI tool based on Dr. Friston’s novel approach to AI.

On March 29, 2023, VERSES entered into a partnership with SimWell, a leader in digital simulations aiming to make the world more efficient through the use of advanced analytics technologies. SimWell was the first to join the VERSES developer network to build intelligent agents in the KOSMOS™ ecosystem. The partnership is expected to leverage VERSES’ advanced A.I. and SimWell’s experience building digital twins to deliver predictive modeling simulations.

On March 31, 2023, the Company changed its name from Verses Technologies Inc. to Verses AI Inc. to better reflect the focus of the Company’s business.

On May 1, 2023, the Company filed a patent application for a new invention, being a method and system that for automatically developing rules for agents driving device behaviour.

On June 8, 2023, the Company published a research paper titled “Designing Explainable Artificial Intelligence with Active Inference: A framework for interpretability based on the study of introspection and decision-making”, which articulates methods for developing human-understandable artificial intelligence (XAI) systems.3

The Amalgamation

On April 29, 2021, the Company (formerly Chromos Capital Corp.), Former Holdco and Chromos Subco, a then wholly owned subsidiary of the Company formed for the sole purpose of effecting a three-cornered amalgamation of the Company and Former Holdco (the “Amalgamation”), entered into an amalgamation agreement (the “Amalgamation Agreement”).

3 https://arxiv.org/pdf/2306.04025.pdf

Immediately prior to the Amalgamation:

●	the Company had 7,684,600 Common Shares issued and outstanding;

●	Former Holdco had 6,750,003 common shares issued and outstanding (each, a “Former Holdco Share”) and 1,250,000 common share purchase warrants (each, a “Former Holdco Warrant”), each Former Holdco Warrant entitling the holder thereof to acquire one Former Holdco Share at a price of $0.40 per share; and

●	Chromos Subco had one common share issued and outstanding.

Pursuant to the Amalgamation Agreement, the parties completed the Amalgamation on May 28, 2021 whereby Chromos Subco amalgamated with Former Holdco under Section 269 of the BCBCA to form Holdco, which became a wholly owned subsidiary of the Company. Additionally, in accordance with the terms of the Amalgamation Agreement:

●	6,750,003 Former Holdco Shares were cancelled, and in consideration therefor, each Former Holdco shareholder received one Common Share at a deemed price of $0.10 per Common Share in exchange for every one Former Holdco Share held by such holder; and

●	1,250,000 Former Holdco Warrants were cancelled, and in consideration therefor, each Former Holdco Warrant holder received one Common Share purchase warrant for every one Former Holdco Warrant held by such holder on substantially the same terms and conditions as the Former Holdco Warrants, each warrant exercisable at a price equal to the exercise price of each Former Holdco Warrant, being $0.40 per Common Share.

VTU Contribution

On June 21, 2021, the Company, VTU, each of the holders (the “VTU Shareholders”) of Class A shares (“VTU Class A Shares”) and Class B shares (the “VTU Class B Shares, together with the VTU Class A Shares, the “VTU Shares”) of common stock of VTU and certain individuals delivering a shareholder consent agreement (the “Consent Parties”, together with the VTU Shareholders, the “VTU Contributors”) entered into a contribution agreement (the “Contribution Agreement”) whereby the Company acquired all of the outstanding VTU Shares (the “VTU Contribution”).

Pursuant to the terms of the Contribution Agreement:

●	each Consent Party entered into a subscription agreement with VTU whereby the Consent Parties received VTU Class A Shares prior to the transfer of VTU Shares under the Contribution Agreement;

●	the VTU Contributors transferred all the issued and outstanding VTU Shares to the Company;

●	in exchange for the VTU Class A Shares, the Company issued to the VTU Contributors one Subordinate Voting Share for each VTU Class A Share held prior to the transfer of VTU Class A Shares to the Company; and

●	in exchange for the VTU Class B Shares, the Company issued to the VTU Contributors one Proportionate Voting Share for each VTU Class B Share held prior to the transfer of VTU Class B Shares to the Company.

The VTU Contribution was completed on July 20, 2021, whereby the Company issued a total of 4,944,832 Subordinate Voting Shares and 10,000,000 Proportionate Voting Shares to the VTU Contributors. 5,000,000 Proportionate Voting Shares were issued to each of Gabriel René, Chief Executive Officer and a director of the Company and Dan Mapes, President and a director of the Company.

To facilitate the VTU Contribution, the Company changed the identifying name of the Common Shares to “Class A Subordinate Voting Shares”, being the Subordinate Voting Shares, and altered its authorized share structure by creating an unlimited number of Class B Proportionate Voting Shares, being the Proportionate Voting Shares (the “Share Alteration”). The Share Alteration was approved by the holders of the Common Shares on July 19, 2021 and was made effective July 20, 2021. In connection with the Share Alteration, the Company also amended its articles to add special rights and restrictions to the Subordinate Voting Shares and Proportionate Voting Shares. See “Description of Capital Structure” for a description of the Subordinate Voting Shares and Proportionate Voting Shares.

Financings and Share Issuances

Since its incorporation on November 19, 2020, the Company has completed the following private placement offerings of Common Shares:

●	on December 1, 2020, the Company issued an aggregate of 5,500,000 Common Shares at a price of USD$0.004 ($0.005) per Common Share for aggregate gross proceeds of USD$21,867 ($27,500);

●	on December 31, 2020, the Company issued an aggregate of 400,000 Common Shares at a price of USD$0.04 ($0.05) per Common Share for gross proceeds of USD$15,904 ($20,000);

●	on March 22, 2021, the Company issued an aggregate of 1,085,998 Common Shares at a price of USD$0.08 ($0.10) per Common Share for gross proceeds of USD$86,359 ($108,599.80); and

●	on April 8, 2021, the Company issued an aggregate of 698,600 Common Shares at a price of USD$0.08 ($0.10) per Common Share for gross proceeds of USD$56,866 ($69,860).

On December 14 and December 31, 2020, Former Holdco completed two tranches of a private placement offering of Former Holdco Shares pursuant to which Former Holdco issued an aggregate of 6,250,000 Former Holdco Shares at a price of USD$0.32 ($0.40) per Former Holdco Share for aggregate gross proceeds of USD$1,988,000 ($2,500,000). In connection with this offering, Former Holdco paid cash finder’s fees of $55,664 and issued 175,000 Former Holdco Shares to a certain arm’s length finder at a deemed price of USD$0.32 ($0.40) per Former Holdco Share.

In December 2020 and January 2021, VTU executed SAFEs with an aggregate value of USD$969,000 in consideration for investor funding. These SAFEs were converted into 2,106,522 VTU Class A Shares prior to the VTU Contribution.

On January 20, 2021, Former Holdco entered into a financial advisor consulting agreement with a non-arm’s length financial consultancy firm whereby Former Holdco would receive services relating to, among other things, financial and operational analysis, capital markets guidance and the review of strategic opportunities. The consulting agreement was terminated on March 24, 2021, whereby Former Holdco paid to the consultancy firm: (i) $26,000, (ii) 1,250,000 Former Holdco Warrants, with each Former Holdco Warrant exercisable to acquire one Former Holdco Share at a price of $0.40 per Former Holdco Share until April 15, 2026; and (iii) 325,000 Former Holdco Shares.

In February 2021, VTU executed a convertible promissory note with a creditor totalling USD$20,000 which promissory note converted into a SAFE shortly following issuance of the promissory note. The SAFE was converted into 43,478 VTU Class A Shares prior to the VTU Contribution.

In July 2021 and prior to the VTU Contribution, VTU issued an aggregate of 608,695 VTU Class A Shares at a price of USD$0.46 per VTU Class A Share for gross proceeds of USD$280,000.

All holders of SAFEs of VTU converted their respective SAFEs into VTU Class A Shares prior to the VTU Contribution, except for one SAFE holder, who agreed to forfeit USD$118,378 of their SAFE balance in consideration for stock options and equity-based compensation in connection with the holder’s compensation as a contractor of VERSES. The SAFE of VLog valued at USD$1,000,000 remains outstanding with no expected timing for conversion.

On October 21 and November 2, 2021, the Company completed two tranches of a private placement offering (the “Special Warrant Financing”) of 20,000,000 special warrants (the “Special Warrants”) at an issue price of $0.80 per Special Warrant for aggregate gross proceeds of $16,000,000. Each Special Warrant will be deemed to be exercised into one Unit (a “Special Warrant Unit”) on the date that is the earlier of: (i) the date on which the Company obtains a receipt from the applicable securities commissions in Canada for its final prospectus qualifying the distribution of the Special Warrant Units; and (ii) the date that is four months and a day after date of issuance of the Special Warrants. Each Special Warrant Unit will be comprised of one Subordinate Voting Share (a “Unit Share”) and one-half of one Subordinate Voting Share purchase warrant (a “Unit Warrant”), each Unit Warrant entitling the holder thereof to acquire one Subordinate Voting Share (a “Unit Warrant Share”) at an exercise price of $1.20 per Unit Warrant Share for a period of 24 months following the date of issuance.

In connection with the Special Warrant Financing and as consideration for the introduction of certain subscribers to the Company, the Company paid cash finders’ fees of $478,538.28, issued 1,003,077 Special Warrants and issued 1,601,000 finder warrants (the “Finder Warrants”) to certain arm’s length finders. Each Finder Warrant is exercisable at an issue price of $0.80 per Finder Warrant by the holder thereof into one unit of the Company (a “Finder Unit”) for a period of 24 months from the date of issuance. Each Finder Unit is comprised of one Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant (a “Finder Unit Warrant”), each Finder Unit Warrant entitling the holder thereof to acquire one Subordinate Voting Share (a “Finder Unit Warrant Share”) at an exercise price of $1.20 per Finder Unit Warrant Share for a period of 24 months following the date of issuance.

On February 22, 2022, 13,183,263 Special Warrants were deemed to be exercised into 13,183,263 Units consisting of 13,183,263 Unit Shares and 6,591,631 Unit Warrants. On March 3, 2022, 7,819,814 Special Warrants were deemed to be exercised into 7,819,814 Units consisting of 7,819,814 Unit Shares and 3,909,906 Unit Warrants.

On August 11, August 17, and August 26, 2022, the Company completed three tranches of its non-brokered private placement (the “August 2022 Private Placement”) of units (the “August 2022 Units”) pursuant to which the Company issued an aggregate of 14,957,030 Units at a price of C$1.00 per Unit for aggregate gross proceeds raised under the private placement of C$14,957,030. Each Unit is comprised of one Subordinate Voting Share and one-half of a Subordinate Voting Share purchase warrant (each whole warrant, a “August 2022 Warrant”). Each August 2022 Warrant is exercisable into one Subordinate Voting Share at a price of C$1.20 per share until August 15, 2025. In connection with this offering, the Company paid cash finder’s fees of $859,655, issued 291,325 Units to a certain arm’s length finders at a deemed price of C$1.00 per Unit, and issued 1,150,980 transferable warrants (the “August 2022 Finder Warrants”). Each August Finder Warrant is exercisable into one Unit at a price of C$1.00 until August 15, 2025.

On March 1, March 22 and March 31, 2023, the Company completed three tranches of its non-brokered private placement (the “March 2023 Private Placement”) of unsecured convertible debentures units of the Company (“March 2023 Units”) comprised of Convertible Debentures (as defined herein) and March 2023 Warrants (as defined herein) through the sale of unsecured convertible debentures of the Company (“Convertible Debentures”) in the aggregate principal amount of C$7,504,845 and 2,617,839 detachable warrants (“March 2023 Warrants”) to purchase Subordinate Voting Shares. In connection with this offering, the Company paid cash broker’s fees of C$446,320 and issued 495,618 finder warrants (the “March 2023 Finder Warrants”). Each March 2023 Finder Warrant will entitle the holder thereof to acquire one Subordinate Voting Share at an exercise price of C$1.00 until August 15, 2025 or on such other terms as required by the NEO.

On April 24, 2023, the Company announced the receipt of C$2,486,300 aggregate gross proceeds from the exercise of 189,130 finder warrants, 1,826,996 Subordinate Voting Share purchase warrants and 650,000 stock options. In connection with the foregoing exercises, the Company issued a total of 2,666,126 Subordinate Voting Shares.

On May 19, 2023, the Company announced its plan to amend certain terms of an aggregate of 1,316,787 Finder Warrants. The Company wishes to amend the Finder Warrants by changing the expiration date of the Finder Warrants from October 21, 2023 and November 2, 2023, as applicable, to August 15, 2025. The amendments were completed on May 24, 2023.

On June 12, 2023, the Company announced it had received an additional C$6,778,062 from the exercise of 6,534,385 Subordinate Voting Share purchase warrants and 310,000 stock options.

Expected Changes

The Company intends to move forward in carrying out its strategies, meeting its business objectives and developing its business as described elsewhere in this AIF – see information under the heading “Description of the Business” for a description of the Company’s business. However, the Company’s strategies and business objectives may be impacted by changes in the global economy, the impact of COVID-19 on the Company’s operations, personnel and financial condition, changes in legislation, and unanticipated costs.

DESCRIPTION OF THE BUSINESS

General Overview

VERSES is a cognitive computing company specializing in next generation Artificial Intelligence (AI) software. The Company has developed what it believes to be the first network operating system for distributed intelligence, KOSM™, along with software powered by KOSM.

VERSES ambition is to build tools that enable the Spatial Web, a hyper-integrated, hyper-personalized, hyper-automated, and ethically-aligned network of humans, machines, and AI agents.

Prior to the completion of the VTU Contribution on July 20, 2021, the Company did not carry on any active business or operations. The principal business of the Company had been to identify and evaluate businesses and assets with a view to completing a going public transaction. Following the completion of the VTU Contribution, the Company has carried on the VERSES Business through VTU. See information under the heading “General Development of the Business – Three Year History – Events After the Incorporation of the Company – VTU Contribution” for a description of the VTU Contribution.

Background

VERSES’ approach to AI, inspired by recent breakthroughs in neuroscience, namely Active Inference, is based on encoding knowledge and rules in a format that software agents can process to infer “causality” and the hidden states that generate observed data. In learning about the world, humans develop mental models trained through teaching and educating, whereby the learning process transforms information into a format amenable to modeling the cause-effect relationships underpinning the perceived data or content. Similar to how humans acquire mental models, VERSES’ approach to AI allows agents to develop accurate beliefs about the cause-effect dynamics and update these beliefs by testing them through interaction and evaluating outcomes. VERSES’ invention entails the missing element of “teaching” or “transforming” raw data into a format that drives the learning of agents’ mental models. Causal modeling is a form of understanding and reasoning that leads to increasingly more accurate predictions, decisions, and the ability to learn and adapt to new tasks and conditions not present in their input data. VERSES’ network operating system, KOSM™, is an implementation of the Active Inference framework.

In addition to the Company’s approach to intelligence it addresses a fundamental problem in computing which is that the data in every software system (a single app or a suite of apps used by an organization) is incomplete (partial), and its data structures are heterogeneous and generally incompatible with other systems. Efforts to make systems interoperate result in bespoke integrations that are expensive, complex, and fragile. VERSES developed a Hyper Spatial Modeling Language (“HSML”) to represent the interrelationships and interdependencies between any person, place, thing, or activity as a contextualized graph structure. Transforming any raw data into HSML enables data interoperability between systems. Interoperability leads to availability of more context and in turn greater understanding and consequently better decision making. VERSES, in collaboration with the world’s largest standards development association (“IEEE”), are formalizing HSML as a global specification. IEEE is responsible for standards such as WiFi and Bluetooth and has designated the Spatial Web specifications a “public imperative” which is exclusively reserved for humanitarian projects such as nuclear energy, power grids, and voting machines.

The Spatial Web

VERSES’ business is based on the vision of the “Spatial Web” – an open, hyper-connected, context-aware, governance-based network of humans, machines and AI. VERSES’ core platform, the KOSM™ Operating System, is a network operating system that streamlines development and deployment of autonomous applications on the Spatial Web.

The Spatial Web, a network that integrates Web 3.0, Industry 4.0, Metaverse and IoT, and in particular, its applications, are expected to create economic value and growth as witnessed with predecessor technology paradigm shifts such as Industry 1.0 (mechanical), Industry 2.0 (steam/electric) and Industry 3.0 (computers/automation).

In an article calling The Spatial Web “the next era of computing“4, Deloitte outlines how emerging technologies like AI, IoT, XR, Blockchain, and 5G can fit into a new cohesive computing stack that works in concert to augment, optimize, and then unify systems into ecosystems where data and context can flow seamlessly and securely.

4 https://www2.deloitte.com/us/en/insights/topics/digital-transformation/web-3-0-technologies-in-business.html. (July 21, 2020).

Figure 1: Three Tiers of IT Infrastructure5

Figure 2: AI Market Opportunities6

A key indicator of the increasing demand for digital transformation is reflected in the Artificial Intelligence (“AI”) market size which is expected to grow from USD$58.3 billion in 2021 to USD$309.6 billion by 2026, at a Compound Annual Growth Rate (CAGR) of 39.7%7 (Figure 2).

5 Ibid.

6 Source: https://www.marketsandmarkets.com/Market-Reports/artificial-intelligence-market-74851580.html

7 Ibid.

The growth in investment and adoption of AI reflects the increasing demand for better, faster, cheaper, easier, automatic solutions – greater output with less input. AI capabilities like Computer Vision, Language Models and Autonomous Vehicles that use Neural Nets are expected to process massive amounts of data to detect patterns and anomalies to allow humans to make better decisions and machines (vehicles, robots, drones) to navigate and perform tasks autonomously. However, there are significant problems with conventional AI as the models are inferred, generated through brute force computation, relying heavily on manual data labeling, opaque internal functions, and biased data inputs. They are extremely narrow in purpose and are largely incompatible with other models. According to the IBM Cloud Blog, “80% of a data scientist’s valuable time is spent simply finding, cleaning, and organising data, leaving only 20% to actually perform analysis”8. A 2018 study by OpenAI showed that the amount of computing power needed to train state-of-the-art AI models was doubling every 3.4 months9. Recent research coming out of Google indicates that certain choices made with regards to how and where we train neural networks can reduce the associated carbon footprint by up to 1000x10.

VERSES’ objective with KOSM is to provide a user-friendly suite of tools to map both stored data and live data streams into a common interoperable data model. This explicitly pre-labeled, contextualized data structure can generate models that require less computer and human supervision, and that are more transparent and more interoperable with other models. All of which translates into greater accuracy and flexibility, faster development, and lower costs in the deployment of autonomous applications.

Overview of KOSM

Similar to an operating system like Windows or iOS that manages the resources - input, output, storage, compute, bandwidth – on a single device, KOSM is a network operating system for managing any resource on a unified network of hardware and software systems. Instead of controlling one camera, microphone, screen, or CPU, KOSM enables users to control any device’s functions – provided that they have the appropriate verifiable credentials.

KOSM continuously maps streaming data from sensors in the real world along with historical data from various sources into a unified context (HSML knowledge graph) upon which it can search, simulate, recommend, and execute requests based on user preferences and objectives. Each instance of KOSM is effectively a “digital brain”, a KOSM Agent, that can intermediate with other Agents. KOSM leverages HSML’s ability, by design, to provide a pathway to substantially greater context in combination with the computational cognition that Active Inference affords to become a universal distributed “context processing engine”.

KOSM’s core value proposition is providing interoperability, accountability, and transparency between hardware and software systems, while improving privacy and security, in order to foster a global network of shared context, the benefit of which is greater mutual understanding and better and faster decision making for both humans and machines. Provided that a user has the proper credentials and that the relevant data is published to the network, a user’s Agent will be able to easily or automatically identify any person, place, or thing, and anything (or only certain things pending credentials) about them such as location, condition, age, cost, provenance etc.

8 https://www.ibm.com/cloud/blog/ibm-data-catalog-data-scientists-productivity

9 https://openai.com/blog/ai-and-compute/#modern

10 https://arxiv.org/abs/2104.10350

Figure 3: KOSM Flow Modules

KOSM Flow Modules

KOSM is powered by five “Flow Modules” that work in concert to intelligently manage and optimize the “flow” of data and activity between cyber-physical systems. Inspired by the four steps of the intelligence loop (observe, orient, decide, act) that humans use to cognitively process the physical world, the Flow Modules intelligently process data as a continuous cyber-physical feedback loop. The KOSM Portal is a web-based interface in which users register assets and configure the Flow Modules to mirror their organization’s operational processes and constraints.

IOFlow. Edge Device Interface.

IOFlow’s core function is to mediate the data streams of sensors, actuators, devices, cameras, robots, and drones in and out of KOSM. The result is a giant mesh network of digital sensors – eyes, ears, fingers – which are able to collectively sense the world and actuators and motors and to collectively perform actions in the world. As IOFlow adapters are developed to support new devices, their profiles become part of the KOSM device library making it easier for other developers to add and configure their hardware.

Applications and SDKs can be developed and configured to control these devices, machines and actuators that connect through the KOSM Application Programming Interface (“API”), communicating through compatible data schemas and protocols. See “KOSM APP: WayFinder” below. Organizations can configure and manage their devices and applications through their KOSM portal. Device Management providers will help provision, configure, and maintain devices to ensure continuous uptime.

IOFlow will streamline the onboarding of edge devices by supporting leading IoT frameworks like EdgeX Foundry and Azure IoT Edge.

DataFlow. Context Mapping.

Just as crude oil must be refined in order to be useful, data must be processed into insights. However, most digital information systems have unique data models (structure, naming convention, field type) and ingesting data from multiple sources is a costly and time-consuming effort. More importantly, the final result – the insight about the data – is incomplete and incompatible with other current and future data models from other systems. DataFlow enables the ingestion of data from disparate sources (ERP, CMS, CRM, GIS, WMS, etc.) and data streams (from IOFlow) and maps them into a coherent contextualized format that can be shared with other systems.

DataFlow will support the ingestion and mapping of data into context by supporting leading API Integration Platform-as-a-Service such as MuleSoft, Dell Boomi, and Informatica.

DomainFlow. Rule Configuration and Verification.

DomainFlow manages the issuance, verification, and revocation of digital credentials which govern the ability of Participants to read from and write to the contextual data model. In this module, users generate “Digital Policies” in a human readable and machine executable format which outline the requirements and restrictions that govern interactions between people, places, and things. DomainFlow’s real time verification of credentials and policy compliance is key to enabling increasingly autonomous operations.

SimFlow. Goal-based Simulation Composer.

Conventional AI models have trouble scaling and sharing their “sense-making” because most of the engineering effort goes into organizing and classifying data for highly specialized “blackbox” algorithms which can’t be applied to other use cases. KOSM remedies this data normalization problem in IOFlow and DataFlow so that in SimFlow, users can map data onto a 3D scene graph of a given space and define operational business logic, goals, requirements, and restrictions. SimFlow runs simulations to optimize for the goal-state and generates recommendations and instructions for how to achieve the goal state. Unlike conventional blackbox AI models, SimFlow models may be audited, modified, published on the KOSM Exchange, and combined with other models to create combinatorial benefits. Initial SimFlow models being employed include routing, spatial analytics, space utilization, and asset and user tracking.

WorkFlow. Agent task orchestration.

Every organization and interorganizational ecosystem has a set of activities that can be translated into human readable and machine executable workflows by way of low code/no code workflow diagrams in WorkFlow. Examples of this are:

●	Warehouses. Directing workers to pick products from the shelves for shipment.

●	Drones. Directing autonomous drones to pick up and deliver items to and from designated locations.

●	Facility Management. Directing autonomous robots to clean floors.

In the KOSM Portal, WorkFlow activities can be sent to any registered application or device, such as a mobile handheld, camera, sensor, drone or robot, with the capabilities (i.e., digital display, speaker, processing power, data storage, wheels, aerial motion, payload capacity) required to execute the task. By converting the operational recommendations from SimFlow into WorkFlow assignments, KOSM enables the composition and orchestration of instructions being delivered to connected devices and machines.

KOSM Intelligence Loop. Continuous Improvement.

WorkFlow assignments are sent to applications and devices registered in IOFlow to execute in the real world, thereby completing the KOSM loop. The completion of these activities further updates the contextual scene graph, feeding fresh information into DataFlow for SimFlow to analyze and, in turn, generate more recommendations and instructions to WorkFlow. This continuous real-time, dynamic cyber-physical feedback loop is what leads to greater intelligence, optimization, and automation.

KOSM POD

Individuals and institutions can instantiate a KOSM Pod™ in which to store the HSML knowledge graph that their KOSM Agent generates from various data sources such as email, cloud services, and local storage as selected and configured by the user. Instead of juggling hundreds of apps, sites, and services, each having fragmented, out of date data about them, KOSM Pod owners will aggregate and control a comprehensive, accurate, and up to date representation of their digital life to which they can grant and revoke access at a granular level. VERSES intends to offer turnkey hosting of KOSM Pods as a subscription service which, being based on HSML’s open specification, will be interoperable with and portable between other systems that are able to translate to and from HSML through easily developed connectors.

KOSM App: WayFinder

WayFinder Application

WAYFINDER™, is an application, powered by KOSM, that is designed to demonstrate the benefits of a multi-dimensional knowledge model applied to the supply chain sector. It assists warehouse workers with several day-to-day tasks, including picking, put-away, inventory inquiries and replenishment. The combination handheld app and web-based portal work together to optimize and automate task-based operations in logistics-heavy environments such as warehouses and retail locations by improving the use of space and the flow of assets in it via highly contextualized predictive intelligence and AI-assisted modeling and routing. WAYFINDER leverages a multi-dimensional knowledge model of the warehouse to direct users trying to locate specific items in a warehouse or other facility to the exact location in the 3D space. This model can be used to coordinate human activity alongside autonomous robots and drones for optimizing various tasks. The WAYFINDER mobile app directs users through a multi-modal guided workflow with both visual and audio instructions. WAYFINDER improves productivity by reducing the time needed to locate items within the facility, while also reducing staff members’ mental fatigue and expediting time to proficiency for new hires.

Additional functionality in development for the WAYFINDER portal includes:

●	single-site or multisite aggregate operational Key Performance Indicators (“KPIs”) such as tasks per hour, units per hour, active employees, inventory levels, activity volume;

●	3D digital twin view of the site the location of all registered assets (employee, device, machine, product) and its individual KPIs;

●	heatmap illustrating the areas where and which type of activity is occurring;

●	recommendations to reposition assets for optimal accessibility and flow;

●	return on investment estimates to help managers determine when, where, how and who to assign tasks to;

●	slot optimization (ideal placement of product);

●	space utilization (product flow efficiency); and

●	real time asset tracking and inventory management.

The collective value proposition of these features for warehouse operators is improved cash flow, greater throughput, de-risked compliance with service level agreements, deferred or eliminated capital expenses, faster employee onboarding, lower employee turnover and reduced employee headcount for the same output.

Example use cases are:

●	Retail. Front of the house and back of the house activities.

●	Healthcare. Moving patients and assets throughout hospitals.

●	Parcel Delivery. Tasking and routing of delivery routes as well as keeping track of where the asset is located on the vehicle.

●	Field Services. Directing workers to a location and completing a task.

●	Maintenance & Inspection. Guided workflow with step-by-step instructions.

●	Security. Directions to follow security routes and attend to alerts.

KOSM Exchange

The Company plans to develop a KOSM Exchange that can serve as a curated catalog of reusable assets such as APIs, policies, templates, use-case examples, datasets, rulesets, widgets and connectors. Users would be able to publish, share, discover, learn about and reuse assets to facilitate collaboration, boost productivity and promote standards.

In addition to the assets provided by VERSES, creators would be able to choose to share their own published assets, whether privately to a select group of users and groups, or publicly to everyone. Creators could offer these assets for free or at a premium cost. In either case, each creator would be responsible for all maintenance and support of their creations. The Company plans to take a revenue share on all premium assets and the percentage split will be determined as the KOSM Exchange platform becomes available.

The KOSM Exchange will be designed to facilitate users finding assets via a text-based search engine, as well as by browsing sections of the Exchange organized by category, or grouped as “Featured”, “Recent”, and “Recommended”. Verified buyers are expected to be able to provide ratings and reviews.

In addition to the KOSM Exchange as a standalone destination, we plan to embed quick search functionality in the appropriate sections of each IOFLOW Module for in-context easy access to assets.

KOSM Agents

VERSES envisions the shift from the information age to the intelligence age as a fundamental shift in user experience, moving from interacting with dozens of narrow purpose applications to interfacing with A.I.-based intelligent agents. KOSM Agents are intelligent software processors that have been designed to run on cloud services or edge devices and that can read from and write to KOSM knowledge models in order to sense, model, plan and act. Much like a real personal assistant, they have been designed to reason and solve complex problems based on context, goals, requirements and restrictions. The more context – i.e. location, schedule, weather, history, preferences, goals, available resources – that a KOSM Agent has, the more hyper-personalized the results and recommendations it can provide. Unlike mobile and desktop apps, KOSM Agents are designed to adapt to dynamically changing conditions and collaborate with other agents which are essential for evolving from automatic, to autonomous, and ultimately, to autonomic self-organizing systems.

KOSM Search

Today, information is fragmented across numerous sources including websites, behind passwords and firewalls, and in the case of large enterprises – stored in various technology platforms deployed as a Software-as-a-Service (“SaaS”) model. This data, however, is disconnected and each repository is inherently incomplete. We believe that KOSM’s ability to hyper-integrate systems and software into interconnected searchable cross-domain models enables an unprecedented level of richly contextualized and shareable knowledge. Users can query their personal KOSM Agent via voice or text prompts, and results can be represented in several ways: text, a structured table of rows and columns, formatted code snippets, images, audio, or 2D and 3D visualizations which can be (as appropriate) filtered, sorted, or otherwise interrogated. We anticipate these capabilities may be disruptive to current approaches to data science, data analytics, business intelligence and similar enterprise skills and software.

GIA

In the current paradigm of computing, to manage their personal and professional lives, users interact with a seemingly endless number of apps, sites, and services – Travelocity, Wells Fargo, LinkedIn, Amazon, Yelp, Wikipedia, Ticketmaster, Salesforce, Oracle, SAP, Snowflake etc. GIA (General Intelligent Agent) is VERSES’ platform for generating and customizing KOSM Agents that process the rich context in KOSM Pods including preferences, history, calendar, health, objectives as well as external conditions like location, weather, and traffic in order to provide hyper-personalized recommendations and carry out complex multi-step activities up to and including full automation of various tasks.

For example, an Agent aware that Mother’s Day is coming up may recommend sending flowers and, with the user’s review or permission, may optimally and autonomously execute this suggestion. This requires that the Agent have rich context such as account information for relevant florist websites, shipping address, preferred flower type and color based on past purchases or popular trends, potential allergies, budget, payment information, available discount codes, knowledge of past or future events to reference in the accompanying card as well as the ability to interact with the florist site through its user interface or via an Application Programming Interfaces (“API”). An Agent could perform similar context-dependent, multi-decision, and multi-step functions in a professional capacity such as aggregating info from multiple sources into a unified report with charts, graphs, summaries, and suggested action items.

Research and Development

The Company’s AI R&D team, led by Chief Scientist, Karl Friston, is composed of some of the world’s leading experts in computational neuroscience, which is the study of the principles that govern the development, structure, physiology, and cognitive abilities of the brain and the nervous system, and how these mathematical and statistical models can be applied in software.

The core function of the R&D team is to explore new techniques and emerging technologies while working closely with Engineering staff to align outcomes with commercial product objectives. Among other things, the team generates whitepapers, demonstrations and proofs-of-concept in order to help qualify and quantify the business value of continued investment or inspire new product development.

Our team of multi-PhD researchers have collectively published over 2,000 papers (including 30+ with VERSES affiliation) and bring a diverse set of competencies and expertise including:

●	Active Inference

●	Bayesian Scene Graphs

●	Category Theory

●	Cognition & Neuroscience Modeling

●	Computational Phenomenology

●	Control Theory

●	Eco-Bio-Psycho-Social

●	Free Energy Principle

●	Model-based Reinforcement Learning

●	Social Sciences (philosophy, neuroscience, psychology, anthropology)

●	Swarm Intelligence

Business Model

VERSES plans to go-to-market by building and selling first-party KOSM applications developed for specific industries. By way of example, for the logistics industry, VERSES has developed and deployed the WayFinder application that improves warehouse fulfillment efficiency up to 50% and can increase bottom-line margins by over 30% in warehouse operations11. One of VERSES’ clients, NRI, is a Third Party Logistics (3PL) fulfillment company with international distribution centers serving hundreds of customers around the world. See “General Development of the Business – Three Year History – Events After the Incorporation of the Company – Development of the Business” for a description of the NRI SaaS Agreement.

Expanding into new industry verticals begins with a direct sales and delivery strategy and once the Company has demonstrable success, the Company plans to shift focus on a channel partnership model to scale. Target channel partners include leading system integrators, software and hardware platform providers, and industry specific software solution providers.

KOSM Pricing Model

Users will configure the KOSM Flow Modules to mirror their operational processes and business logic. Fees will be assessed based on the number of registered assets, credentials, and API calls processed and available in the following three tiers:

●	Free. Users can test drive KOSM with access to all features but with a limited number of registered assets, credentials, and API Calls.

11 Figures measured and validated jointly by VERSES and NRI.

●	Pro. Self-serve pay-as-you-go subscription to KOSM for volumes above the Free tier.

●	Enterprise. Custom pricing for high volumes that includes Service License Agreements, training, and support.

KOSM Application Pricing Model

Industry specific application fees will be assessed using the variables and KPIs that drive value for the end user. For example, in WayFinder, these variables are the (i) # of warehouses; (ii) # of SKUs, (iii) # of pickers; and (iv) # of picks. The WayFinder pricing model is designed to allow customers to retain approximately two-thirds of the savings generated from VERSES’ solution. Custom retail pricing may be negotiated based on minimum volumes and a multi-year term while resellers can receive a wholesale discount.

Sales Strategy

Direct Sales

VERSES has a business development team dedicated to exploring how the Spatial Web fundamentally addresses their industry’s specific problems with the goal of securing sponsorship of a POC. VERSES plans to structure an initial project including a roadmap to long-term wide-scale rollout.

Once VERSES quantifiably demonstrates the value proposition of the Company’s offering via the POC by demonstrating KOSM’s ability to enhance operating efficiencies for the proposed customer (i.e., WayFinder’s ability to increase efficiency for warehouse or logistic based business), VERSES proposes a customer deployment roadmap along with a value-based enterprise pricing model which can be structured as either a SaaS pay-as-you-go subscription or a discounted multi-year contract (minimum three (3) years).

Channel Partners

VERSES plans to partner with Systems Integrators (“SIs”) in 2023 to demonstrate the value of the Spatial Web by first applying KOSM to use cases focused on logistics and supply chain operations (i.e., distribution, manufacturing and shipping). VERSES will incentivize SIs by handing off long-term wide-scale deployments stemming from VERSES’ Direct Sales efforts so that the Company can focus on high-margin recurring SaaS revenue rather than bespoke professional services.

Software Licensing

Similar to how certain microchips are “Powered by Intel”, VERSES expects to enable KOSM services to be embedded into OEM devices, developer applications and other software platforms in exchange for a licensing fee or royalty. As an example, KOSM’s digital twin and spatial analytics capabilities can be integrated into certain warehouse logistics platforms to empower frontline workers and site administrators with greater context for improved decision making and orchestration

Target Market

The Company expects that target customers will find VERSES organically through web searches, articles, podcast interviews, word of mouth, or through published thought leadership material such as the book authored by Gabriel René, Chief Executive Officer of the Company and Dan Mapes, President of the Company, entitled “The Spatial Web”. VERSES expects to increase inbound traffic through investments in Search Engine Optimization, publishing articles and research papers, targeted advertisements, community engagement via social media, participation in conferences, panels, and webinars that target VERSES’ ideal customer.

Direct Customers

Through its business development team, VERSES seeks customers with a minimum of approximately USD$100M annual revenue, ten (10) locations, 500 potential end users, and targets a minimum three (3) year agreement (Post POC or Pilot) totalling between USD$5-10M. The ideal customer leverages mainstream enterprise platforms such ERP, CRM and CMS, rather than home grown or proprietary software, to run their operations which streamlines integration and troubleshooting due to robust support and documentation. Additionally, adaptors developed for one platform may be reused thereby expanding KOSM’s interoperability. Customers should have a high level of digital maturity and data science maturity with a solid understanding of their processes and KPIs which accelerates VERSES’ ability to quantify the Company’s value and convert more business. KOSM appeals to customers with a high degree of complexity – defined by a large number of product SKUs, transactions, locations, suppliers, buyers, employees – which typically translates into problems KOSM was designed to solve such as visibility, accountability, and predictability. Other factors considered when qualifying and prioritizing opportunities are high growth (+20% YOY growth), labor shortage, high employee turnover, and regulatory pressure (i.e., data privacy).

Channel Partners

VERSES employs a multi-pronged approach to fostering relationships with Channel Partners and Systems Integrators. VERSES’ advisor and director, Jay Samit, is a former Vice-Chairman of Deloitte with deep ties across the Deloitte organization. VERSES’ Chief Commercial Officer, Michael Wadden, has 18 years of experience at Accenture and was a key part in the development of Accenture Digital. VERSES hired former leaders from Honeywell and Korber who are intimately familiar with voice-assisted picking, warehouse operations and the broader supply chain ecosystem. VERSES expects that hiring former talent of SIs, potential resellers, and strategic partners will accelerate VERSES’ access to the appropriate champions and influencers within prospective customer organizations.

Developers

VERSES plans to target third party developers by providing API documentation, a SDK, training, support, and a developer portal. The Company will attract software engineers by hosting webinars, hackathons, and contests wherein developers are awarded incentives and recognition for innovative applications. The Company also plans to invest in building a low code/no code implementation to lower the barrier to entry for operations-centric non-coders. This will entail an interface that enables node-based process flows with drag and drop ease of use.

Employees, Specialized Skills and Knowledge

The management of VERSES’ business requires a high degree of competence in a variety of general aspects including operations, software development, sales and marketing, legal compliance, human resources, finance, and accounting. Given the horizontal applicability of VERSES’ offerings across many sectors, the Company leverages domain experts, advisors, and consultants for translating its core value proposition into the respective domain specific use cases and jargon in order to accelerate sales cycles (i.e., healthcare vs logistics). The VERSES team includes members with deep expertise in specialized areas such as data science, AI, user experience design, cybersecurity, distributed identity, and systems integration and is an important competitive advantage.

As at the year ended March 31, 2023, VERSES had 37 employees and 35 contractors operating in the following jurisdictions:

●	California: 26;
●	Various states across the United States, excluding California[12]: 23;
●	Canada: 8; and
●	Across Europe[13]: 15

The Company expects its hiring cadence to be commensurate with scaling of customers and market demand of product features. VERSES’ Human Resources Director has experience rapidly scaling from dozens to hundreds of employees with multiple start-ups and places a strong focus on building a great culture. VERSES’ hiring strategy includes working with specialized recruiting firms to source domain experts, academic institutions to source PhD talent with relevant R&D experience, and premiere outsource agencies ready to allocate entire teams to meet the Company’s hiring requirements.

Competitive Conditions

There are many companies competing on specific technologies related to digitizing and processing spatial data such as the volumetric capture of objects and spaces, pose and object recognition, semantic segmentation, facial recognition, asset tracking, localization, and more. However, these are quickly becoming commoditized. This is not VERSES’ focus and instead VERSES expects to leverage these services as modular inputs and integrations. For example, Digital Twins can be generated using LiDAR scanners, photogrammetry, Computer Aided Design (CAD), or game engines and converted to and from various formats using off the shelf tools. KOSM’s value proposition is mapping information (context) into or onto these 3D (spatial) models in order to analyze, visualize, simulate, and optimize. KOSM is agnostic by design and will include adapters to translate data to and from multiple enterprise platforms (ERP, CRM, GIS, WMS) – examples include Mulesoft, Salesforce, ServiceNow, Esri, SAP, Oracle. Additionally, KOSM will support multiple cloud services providers for hosting, processing, and content distribution such as AWS, Google Cloud, Microsoft Azure, and Snowflake.

Similarly, various “Digital Twin” or “Metaverse” platforms such as Nvidia’s Omniverse, Meta/Facebook’s Horizons, Autodesk’s Tandem, Magic Leap’s Magicverse, Google’s Supply Chain Twin, and others exist and are each seeking to attract users and customers into their platform specific ecosystem. These platforms may provide varying degrees of value, but VERSES believes that they do not address the fundamental problems of data interoperability and data governance between systems.

Due to VERSES’ unique network-first approach, VERSES is able to avoid the platform-specific siloed approach of the aforementioned initiatives. As such, VERSES expects to position its product offerings as complementary to rather than competitive with these platforms and, further, they may be considered strategic partners or even prospective customers.

Intangible Properties

VERSES recognizes the importance of its intangible assets such as brand names, relationships with customers and partners, licenses, and trade secrets. In order to protect its products and processes, VERSES periodically reviews opportunities to register copyrights, trademarks, and patents in different countries. The following are patents, copyrights and trademarks relevant to the Company’s business:

12 Colorado, Florida, Illinois, Maryland, Michigan, North Carolina, Nevada, New York, Oregon, Pennsylvania, Texas, Washington.

13 United Kingdom, Bulgaria, France, Italy and Netherlands.

Patents

●	Warehouse optimization - patent application 63/360,286 filed Sept 21, 2021 (United States Patent and Trademark Office)

●	How to Design Artificial Intelligence Ecosystems from First Principles - patent application 63/475,627 filed on November 23, 2022. (United States Patent and Trademark Office)

●	Method and system for automatically developing rules for agents driving device behaviour – patent application number 63/499,287 filed on May 01, 2023. (United States Patent and Trademark Office)

●	Relative representations for cognitive graphs - patent application 63/507,355 filed on June 09, 2023.(United States Patent and Trademark Office)

Copyrights

●	Source and object code for proprietary WAYFINDER software application

●	Source and object code for proprietary KOSM operating system

●	Source and object code for proprietary GIA artificial intelligence application platform

●	Original expressive layout, images and text from company homepage (www.VERSES.ai)

●	VERSES original Word and “V” logo designs

●	Miscellaneous marketing collateral, customer presentations, software schematics & investor pitch decks.

Trademarks

●	U.S. Registration No. 5838650 (“VERSES”) in International Class 42 (Registered: August 20, 2019. Expires: August 19, 2029)

●	U.S. Registration No. 5839158 (“THE POWER OF SMART SPACE”) in International Class 42 (Registered: August, 20, 2019. Expires: August 19, 2029)

●	USPTO Appl. Serial No. 88271188 (“VERSES SPATIAL WEB PROTOCOL”) in Cl 42

●	European Appl. Serial No. 018392857 (“VERSES”)

●	European Appl. Serial No. 018392876 (“WAYFINDER”)

●	European Appl. Serial No. 018392878 (“POWERING THE SPATIAL WEB”)

●	European Appl. Serial No. 018392879 (“SPATIAL WEB”)

●	USPTO Appl. Serio No. 97230801 (“CONTEXT COMPLETE”) in Cl 38 – Notice of allowance issued

●	USPTO Appl. Serio No. 97230863 (“SIMFLOW”) in Cl 38 – Notice of allowance issued

●	USPTO Appl. Serio No. 97230807 (“MICROCOSM”) in Cl 38 – Notice of allowance issued

●	USPTO Appl. Serio No. 97230897 (“EVERYTHING IS CONNECTED”) in Cl 38 – Notice of allowance issued

●	USPTO Appl. Serio No. 97393389 (“MULTIVERSE”) in Cl 9 – Notice of allowance issued

●	USPTO Appl. Serio No. 97413062 (“COSMIQ”) in Cl 42 – Extension for time to oppose received

●	USPTO Appl. Serio No. 97451864 (“LEAD THE WAY”) in Cl 42 – Notice of allowance issued

●	USPTO Appl. Serio No. 97601360 (“V VERSES”) in Cl 42 – Request for reconsideration filed

●	USPTO Appl. Serio No. 97602687 (“WAYFINDER”) in Cl 42 – Published for opposition

●	USPTO Appl. Serio No. 97642129 (“VERSES”) in Cl 42 – Request for reconsideration filed

●	USPTO Appl. Serio No. 97645019 (“KOSM”) in Cl 42 – Extension for time to oppose

●	USPTO Appl. Serio No. 97644896 (“KOSM OS”) in Cl 42 – Extension for time to oppose

●	USPTO Appl. Serio No. 97678279 (“IMAGINE A SMARTER WORLD”) in Cl 42 – New application received by USPTO

●	USPTO Appl. Serio No. 97805362 (“GIA”) in Cl 45 – New application received by USPTO

●	USPTO Appl. Serio No. 97853452 (“AI REIMAGINED”) in Cl 42 – New application received by USPTO

●	USPTO Appl. Serio No. 97930135 (“VERSES.AI”) in Cl 42 – New application received by USPTO

●	USPTO Appl. Serio No. 98021191 (“EXPAND YOUR MIND”) in Cl 9, 42 – New application received by USPTO

Regulatory Environment

VERSES plans to operate in a variety of industries; some being heavily regulated such as health care and finance. As a result, the Company factors in many different laws, agency regulations and rulesets when developing and implementing its products and services. Some examples would include the following:

Data Privacy. Because the Company’s software and services can involve, among other things, the collection, transmission and management of potentially sensitive, personally identifiable data, VERSES makes best efforts to comply with data privacy and security laws applicable to each location and/or sector that VERSES participates in. Examples of these laws include but are not limited to: (i) the European General Data Protection Regulation (GDPR); (ii) the California Consumer Privacy Act (CCPA) and its equivalents in other U.S. states; (iii) the Health Insurance Portability and Accountability Act (HIPAA); (iv) the Children’s Online Privacy Protection Act (COPPA); and (v) other rulesets. VERSES is sensitive to the importance of these regulations, and routinely employs “privacy by design” and “principles of least privilege” when crafting new applications and services. In fact, KOSM was expressly designed to enable policymakers to express such laws digitally (as code, similar to “smart contracts”) in order to ensure accountability and compliance, as today these (analog) laws are often difficult to enforce.

Intellectual Property. VERSES respects the intellectual property rights of others, and always seeks to ensure that its offerings are not used to violate those rights. To ensure the Company’s ongoing commitment to respecting the intellectual property of others, VERSES has conducted extensive patent prior art clearance searches and trademark reviews. Additionally, the Company periodically audits and ensures compliance with the terms and conditions of all critical proprietary and open-source software licenses used in the Company’s offerings. Further, VERSES seeks to participate in community development efforts by making all reasonable efforts to return back any bug or security fixes into the upstream code repositories.

Privacy and Cybersecurity

VERSES’ business can involve the collection, transmission, and management of potentially sensitive, personally identifiable data of third parties. As a result, VERSES has established a variety of physical, administrative and technical measures to help protect users’ privacy and ensure cybersecurity. These include, without limitation: access control, multi-factor authentication, encryption, network firewalls, intrusion detection, performance monitoring, disaster recovery, security incident handling, password management tools, mobile device management and more.

Physical. VERSES is a “distributed organization,” so there is no centralized server, network, or single point of failure. Instead, VERSES leverages enterprise-grade cybersecurity and encryption intrinsic to cloud service providers such as Amazon Web Services (“AWS”), Microsoft Azure, and Google’s Cloud Platform for hosting and computing.

Administrative. The Company is in the process of completing SOC/2 and ISO 27001 certifications and has staff members dedicated to continuous monitoring and maintenance of system integrity and access control. VERSES also performs background checks on all new staff members prior to hire and provides training to ensure that people understand exactly how privacy rules affect them on a daily basis when handling company business. Further, VERSES’ General Counsel is both a Certified HIPAA Professional and Certified Information Privacy Professional, with over 20 years experience in the Information Technology, Telecommunications and Internet industries, 18 years of which he was working as a practising attorney, with current, active licenses in California, New York and Washington D.C.

Technical. VERSES technology “stack” complies with Spatial Web protocols which are architected around privacy-by-design, including using the principle of least privilege, decentralized identities, verifiable credentials, and cryptographic “zero-knowledge” proofs.

Reorganizations

In order to proceed with the application to be listed on NEO and to facilitate the Company’s going public process, the following reorganization was completed:

1.	on November 9, 2020, Former Holdco was incorporated in British Columbia, Canada;

2.	on November 19, 2020, the Company was incorporated in British Columbia, Canada;

3.	on May 28, 2021, the Amalgamation was completed; and

4.	on July 20, 2021:

a.	pursuant to the VTU Contribution Agreement, the Company acquired all of the outstanding VTU Shares, whereby the Company issued a total of 4,944,832 Subordinate Voting Shares and 10,000,000 Proportionate Voting Shares to the VTU Contributors; and

b.	the Company completed the Share Alteration.

As a result, former shareholders of Former Holdco and VTU currently hold Subordinate Voting Shares and Proportionate Voting Shares, as applicable, and the Company became the acquirer of the VERSES Business as owned and operated by VTU.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The following are certain risk factors relating to the business carried on by the Company, which prospective investors should carefully consider before deciding whether to invest in the Company’s securities. The risks and uncertainties described herein are not the only ones that the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition and results of operation may suffer significantly. References to the Company include its owned and partially owned subsidiaries and affiliates in which the Company has an interest, as applicable.

Risk Relating to the Company

Limited Operating History

The Company has a relatively limited operating history. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on Shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company will generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its business and growth plans. An investment in the Company’s securities carries a high degree of risk and should be considered speculative by investors. Prospective investors should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Additional Funding

The operation of the Company’s business will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, which may include debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing Shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing Shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets, the Company’s status as a relatively new enterprise with a limited history and/or the loss of key management personnel.

Negative Cash Flow from Operating Activities

The Company has had negative cash flow from operating activities since inception. The Company’s business is in an early stage and additional capital investment will be required to achieve revenue. There is no assurance that the Company will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Implementation of Growth Strategy

VERSES’ future growth, profitability and cash flows depend upon the Company’s ability to successfully implement its growth strategy, which, in turn, is dependent upon a number of factors, including the Company’s ability to:

1.	expand its customer/user base;

2.	retain qualified operations staff;

3.	support growth of existing customers; and

4.	enhance and develop KOSM and KOSM applications.

There can be no assurance that the Company can successfully achieve any or all of the above initiatives in the manner or time period that the Company expects. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to VERSES’ earnings. The Company cannot provide any assurance that it will realize, in full or in part, the anticipated benefits the Company expects its strategy will achieve. The failure to realize those benefits could have a material adverse effect on VERSES’ business, financial condition and results of operations.

Conflicts of Interest

Certain of the Company’s directors and officers do not devote their full time to the affairs of the Company and certain of the Company’s directors and officers are also directors, officers and shareholders of other public companies in general, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Uncertainty of Use of Available Funds

Management of the Company retains broad discretion in the application of the Company’s funds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business, including the Company’s ability to achieve its stated business objectives.

Failure to Manage Growth

VERSES anticipates that growing demand for the Company’s services and KOSM will place significant demands on the Company’s operational infrastructure. The scalability of KOSM will depend on VERSES’ ability to develop KOSM for different industry applications. Moreover, as the Company’s business grows, VERSES will need to devote additional resources to improving its operational infrastructure and to continue to enhance its scalability in order to maintain the performance of KOSM and KOSM applications.

As the Company grows, VERSES will be required to continue to improve its operational and financial controls and reporting procedures and VERSES may not be able to do so effectively. In managing the Company’s growing operations, VERSES is also subject to the risks of over-hiring and/or overcompensating its employees and over-expanding its operating infrastructure. As a result, VERSES may be unable to manage its expenses effectively in the future, which may negatively impact VERSES’ gross profit or operating expenses.

As the Company continues to grow and develop the infrastructure of a public company, the Company must effectively integrate, develop and motivate a growing number of new employees, some of whom are based in various countries around the world. In addition, the Company must preserve its ability to execute quickly in further developing the Company’s platform and implementing new features and initiatives. As a result, VERSES may find it difficult to maintain its corporate culture, which could limit the Company’s ability to innovate and operate effectively. Any failure to preserve VERSES’ culture could also negatively affect the Company’s ability to recruit and retain personnel, to continue to perform at current levels or to execute on the Company’s business strategy effectively and efficiently.

Reliance on Strategic Partnerships

The Company relies on strategic partnerships with third parties for technologies that are vital to the functionality of the Company. The Company anticipates that it will continue to depend on relationships with these third parties, such as data center hosting companies, cloud computer platform providers, and software and hardware vendors. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If the Company is unsuccessful in establishing and maintaining its relationships with third parties, or if these third parties are unable or unwilling to provide services to the Company, the Company’s ability to grow and scale KOSM or to generate revenue could be impaired, and its results of operations may suffer. Even if the Company is successful, it cannot be sure that these relationships will result in increased customer usage of KOSM and KOSM applications or increased revenue.

Security Breaches

VERSES operates in an industry that is prone to cyber attacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of the Company’s data or customer data could result in the loss or misuse of such data, which could harm VERSES’ business and reputation. The security measures VERSES has integrated into its internal networks and systems and KOSM, which are designed to prevent or minimize security breaches, may not function as expected or may not be sufficient to protect the Company’s internal networks against certain attacks. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. As a result, VERSES may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into the Company’s networks.

If a security breach were to occur, as a result of third-party action, employee error, breakdown of VERSES’ internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of VERSES’ customers’ data was disrupted, the Company could incur significant liability to its customers, and VERSES’ services and KOSM may be perceived as less desirable, which could negatively affect the Company’s business and damage its reputation.

Moreover, KOSM and KOSM applications could be breached if vulnerabilities in KOSM or such KOSM applications are exploited by unauthorized third parties or due to employee error, breakdown of VERSES’ internal security processes and procedures, malfeasance, or otherwise. Further, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information or otherwise compromise the security of VERSES’ internal networks and electronic systems in order to gain access to the Company’s data or its customers’ data.

Any actual or perceived security breach could damage the Company’s reputation and brand, expose the Company to a risk of litigation and possible liability and require VERSES to expend significant capital and other resources to respond to and/or alleviate problems caused by the security breach. Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data. In addition, pursuant to the terms of certain agreements, VERSES may be required to notify certain customers and partners in the event of a security incident. Any of these events could harm VERSES’ reputation or subject VERSES to significant liability, and materially adversely affect the Company’s business and financial results.

Software Errors or Defects

KOSM and KOSM applications are and will be dependent upon the successful and uninterrupted functioning of VERSES’ computer and data processing systems, cloud computing platform and network operating system. These software and systems may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released.

The failure or unavailability of these systems could materially impact VERSES’s ability to deliver KOSM and KOSM applications to customers effectively or comply with contractual obligations to third parties. If sustained or repeated, a system failure or loss of data could negatively affect the operating results of VERSES.

Since the Company’s customers use and will use its services for decisions that are critical to their operation and ability to efficiently function, errors, defects, security vulnerabilities, service interruptions or software bugs in the Company’s network could result in losses to its customers. Customers may seek significant compensation from the Company for any losses they suffer or cease conducting business with the Company altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to the Company’s reputation. There can be no assurance that provisions included in the Company’s agreements with its customers that attempt to limit its exposure to claims would be enforceable or adequate or would otherwise protect it from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against the Company by any of its customers would likely be time-consuming and costly to defend and could seriously damage its reputation and brand, making it harder for the Company to generate revenue.

Insufficient Insurance Coverage

VERSES maintains property, general liability, errors and omissions and directors and officers’ liability insurance on such terms as it deems appropriate. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of VERSES’ lost investment. This insurance may not remain available to it at commercially reasonable rates. Future increases in insurance costs, coupled with the increase in deductibles, will result in higher operating costs and increased risk. Not all risks faced by VERSES are insured.

Failure to Maintain, Promote and Enhance Brand

VERSES believes that maintaining, promoting and enhancing the VERSES brand is critical to expanding the Company’s business and rolling out KOSM and KOSM applications. Maintaining and enhancing the VERSES brand will depend largely on the Company’s ability to continue to provide high-quality, well-designed, useful, reliable and innovative solutions, which the Company may not do successfully. The Company operates in a space with some of the largest companies in the world that have significantly more resources than VERSES. These companies have the ability to dilute the Company’s messaging regarding the Spatial Web which may confuse the market and be detrimental to the continued development and enhancement of the Company’s brand.

Errors, defects, data breaches, disruptions or other performance problems with KOSM and KOSM applications may harm VERSES’ reputation and brand. The Company may introduce new solutions or terms of service that its customers do not like, which may negatively affect the VERSES brand. Additionally, if the Company’s customers have a negative experience using VERSES solutions, such an experience may affect the VERSES brand, especially as the Company continues to attract larger customers to KOSM.

The Company believes that the importance of brand recognition will increase as competition in VERSES’ market increases. In addition, successful promotion of the VERSES brand will depend on the effectiveness of the Company’s marketing efforts. VERSES’ efforts to market the VERSES brand will involve significant expenses. VERSES’ marketing expenditure may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses VERSES incurs in building and maintaining the VERSES brand.

Dependence on Customer Internet Access and Use of Internet for Commerce

The Company’s success will depend upon the general public’s ability to access the internet, including through mobile devices. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, could decrease the demand for KOSM and KOSM applications or otherwise adversely affect the Company’s business. Given uncertainty around these rules, VERSES could experience discriminatory or anti-competitive practices that could impede both the Company and its customers’ growth, increase the Company’s costs or adversely affect VERSES’ business. If customers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to customers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, VERSES’ business could be adversely affected.

Privacy and Security of Sensitive Information

VERSES’ operations are and will be dependent on the Company’s information systems and the information collected, processed, stored, and handled by these systems. Throughout the Company’s operations, VERSES will receive, retain and transmit certain confidential information, including personally identifiable information that the Company’s customers provide to utilize KOSM and KOSM applications, interact with the Company’s personnel, or otherwise communicate with VERSES. In addition, for these operations, VERSES will depend in part on the secure transmission of confidential information over public networks. The Company’s information systems are and will be subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches, including credit card or personally identifiable information breaches, coordinated cyber attacks, vandalism, catastrophic events and human error. Although VERSES deploys a layered approach to address information security threats and vulnerabilities, including ones from a cyber security standpoint, designed to protect confidential information against data security breaches, a compromise of the Company’s information security controls or of those businesses with whom the Company interacts, which results in confidential information being accessed, obtained, damaged, or used by unauthorized or improper persons, could harm VERSES’ reputation and expose VERSES to regulatory actions and claims from customers and other persons, any of which could adversely affect the Company’s business, financial position, and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, VERSES may not be able to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that the Company expends substantial additional resources related to the security of information systems and disrupt the Company’s businesses.

Changes in Technology

The Company operates in a competitive industry characterized by rapid technological change and evolving industry standards. The Company’s ability to attract new customers and generate revenue from existing customers will depend largely on its ability to anticipate industry standards and trends, respond to technological advances in its industry, and to continue to enhance KOSM or to design and introduce new KOSM applications on a timely basis to keep pace with technological developments and its customers’ increasingly sophisticated needs. The success of any enhancement of KOSM or new KOSM applications will depend on several factors, including the timely completion and market acceptance of KOSM and KOSM applications. Any new application the Company develops or acquires might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of the Company’s competitors implements new technologies before the Company is able to implement them, those competitors may be able to provide more effective applications and services than the Company at lower prices. Any delay or failure in the introduction of new or enhanced applications and services could harm the Company’s business, results of operations and financial condition.

The Company’s services and KOSM are expected to embody complex technology that may not meet those standards, changes and preferences. The Company’s ability to design, develop and commercially launch KOSM and KOSM applications depends on a number of factors, including, but not limited to, its ability to design and implement solutions and services at an acceptable cost and quality, its ability to attract and retain skilled technical employees, the availability of critical components from third parties, and its ability to successfully complete the development of KOSM and KOSM applications in a timely manner. There is no guarantee that the Company will be able to respond to market demands. If the Company is unable to effectively respond to technological changes or fails or delays to develop services in a timely and cost-effective manner, KOSM and KOSM applications may become obsolete, and the Company may be unable to recover its development expenses which could negatively impact sales, profitability and the continued viability of its business.

Competition

Some of VERSES’ competitors are better capitalized, hold a larger percentage of the Canadian and international markets, have greater financial, technical and marketing resources than VERSES and have greater name recognition than VERSES. If price competition increases, VERSES may not be able to raise its pricing in response to a rising cost of funds or may be forced to lower the pricing that it is able to charge customers. Price-cutting or discounting may reduce profits. This could have a material adverse effect on VERSES’s business, financial condition and results of operations and on the amount of cash available for dividends to Shareholders.

Difficulty in Forecasting

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The Company’s estimates and forecasts relating to the size and expected growth of its target market, market demand and adoption, capacity to address this demand, and pricing, may prove to be inaccurate. The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources. A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Reputational Risk

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views, whether true or not. Reputation loss may result in decreased customer confidence and an impediment to the Company’s overall ability to advance KOSM and KOSM applications, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Protection of Intellectual Property

The Company’s commercial success depends to a significant degree upon its ability to develop new or improved technologies, instruments and services, and to obtain patents, where appropriate, or other intellectual property rights or statutory protection for these technologies and products in Canada and the United States. Despite devoting resources to the research and development of proprietary technology, the Company may not be able to develop new technology that is patentable or protectable. Further, patents issued to the Company, if any, could be challenged, held invalid or unenforceable, or be circumvented and may not provide the Company with necessary or sufficient protection or a competitive advantage. Competitors and other third parties may be able to design around the Company’s intellectual property or develop a technology similar to KOSM that is not within the scope of such intellectual property. The Company’s inability to secure its intellectual property rights may have a materially adverse effect on its business and results of operations.

Prosecution and protection of the intellectual property rights sought can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States.

Public Health Crises such as the COVID-19 Pandemic

The COVID-19 pandemic has continued to unexpectedly disrupt the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic continues to be difficult to assess or predict with continued outbreaks relating to different COVID-19 variants and subvariants. It remains difficult to predict the long-term impact on the global economic market, which will depend upon actions taken by governments, businesses and other enterprises in response to new challenges arising from the pandemic. The COVID-19 pandemic has already caused, and may result in further, significant disruption of global financial markets and economic uncertainty. As an example, many of VERSES’ customers and targeted customers whose operations rely on their physical premises have been significantly impacted since March 2020. The COVID-19 pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders, and business limitations and shutdowns. Such measures may be implemented with short notice and have contributed to rising unemployment and negatively affected consumer and business spending. The extent to which the COVID-19 pandemic affects the Company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and its variants, the effectiveness of vaccines, the continued spread of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter-in-place directives, business limitations and shutdowns, travel bans and restrictions, and other actions, which, if imposed or extended, may impact the economies in which the Company now, or may in the future, operate. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect VERSES’ business, results of operations and financial condition.

The COVID-19 pandemic has not had a material negative impact on VERSES’ business or operations, and VERSES does not currently anticipate that the COVID-19 pandemic will have a material impact on its business or operations. The COVID-19 pandemic may lead to disruptions of the Company’s business activity and a sustained outbreak may have a negative impact on the Company and its financial performance in the future. The Company has business continuity policies in place and is developing additional strategies to address potential disruptions in operations. However, no assurance can be made that such strategies will mitigate the adverse future impacts related to the COVID-19 pandemic. A prolonged COVID-19 pandemic and the continued emerge of new variants and subvariants could adversely impact the health of the Company’s employees, customers and other stakeholders.

Foreign Private Issuer Status

VERSES currently qualifies as a “foreign private issuer” as defined under the Exchange Act and is currently exempt from the requirement of having to file periodic reports with the United States Securities and Exchange Commission (the “SEC”) under the Exchange Act pursuant to the exemption to reporting provided by Rule 12g3-2(b) under the Exchange Act. If VERSES ceases to qualify as a foreign private issuer, VERSES would need to register its shares under the Exchange Act and would be required to file with the SEC periodic reports under the Exchange Act, including annual reports on Form 10-K, quarterly reports on Form 10-Q (in each case with financial statements prepared in accordance with U.S. GAAP), current reports on Form 8-K to report the occurrence of specified significant events, and proxy statements on Schedule 14A concerning meetings of shareholders. Insiders of VERSES (including directors, officers, and significant shareholders) would also be required to file public reports of their stock ownership and trading activities and would be liable for any profits from certain trades made on shares of VERSES over a short period of time.

VERSES may take advantage of the exemption from the reporting requirements under the Exchange Act provided by Rule 12g3-2(b) until such time as VERSES no longer qualifies as a foreign private issuer. VERSES would cease to be a foreign private issuer if as of the last business day of the Company’s second fiscal quarter more than 50% of the Company’s outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the Company’s executive officers or directors are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States.

If VERSES no longer qualifies as a foreign private issuer the Company’s regulatory and compliance costs would significantly increase, which could negatively affect the Company’s business.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Subordinate Voting Shares, the Company’s operations, its ability to raise debt or equity financing, and the operations of the Company’s business partners, contractors and service providers.

Dependence on Management and Key Personnel

The success of the Company will be largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activities grow, the Company will require additional key financial, administrative, and technology personnel as well as additional agents and operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

Government Regulation

VERSES is currently regulated under legislation in all of the jurisdictions in which it conducts business and is licensed or registered in those jurisdictions where licensing or registration is required by law. Changes in regulatory legislation or the interpretation thereof, or the introduction of any new regulatory requirements, could have a negative effect on VERSES and its operating results. There are different regulatory and registration requirements in each of the jurisdictions in Canada. VERSES takes the position that it is appropriately registered in the jurisdictions in which it conducts business. However, it may voluntarily seek additional registration in respect of its activities or from time-to-time regulators may adopt a different view that may require VERSES to seek additional registration. Failure to be appropriately registered could result in enforcement action and potential interruption of certain of VERSES’s servicing or other activities and may result in a default under servicing agreements. This could have a material adverse effect on VERSES’s business, financial condition and results of operations.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

Reporting Issuer Status

As a reporting issuer, the Company is subject to reporting requirements under applicable securities law, the listing requirements of the NEO and other applicable securities rules and regulations. Compliance with these requirements increases legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company intends to hire additional employees to comply with these requirements in the future, which will increase its costs and expenses.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may complete acquisitions that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as may be described in this AIF, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or assets into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Internal controls

Effective internal controls are necessary for VERSES to provide reliable financial reports and to help prevent fraud. Although VERSES will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on VERSES under Canadian securities law, VERSES cannot be certain that such measures will ensure that VERSES will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm VERSES’s results of operations or cause it to fail to meet its reporting obligations. If VERSES or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in VERSES’s consolidated financial statements and materially adversely affect the trading price of the Subordinate Voting Shares.

Management of VERSES will ensure the accounting cycle, payroll administration, operational activities, and financial reporting controls to assess internal control risks and to ensure proper internal control is in place. The potential risk that flows from the identified deficiencies and weaknesses is the risk of potential fraud. However, the risk of fraud is considered low as management anticipates taking a number of measures as stated above to mitigate the potential risk of fraud, including without limitation: (i) all purchase and payment, including payroll, must be authorized by management; (ii) all significant capital expenditures must be pre-approved by the Board; and (iii) all source documents in any language other than English must be translated and scanned for accounting entries and recordkeeping purposes. Bank statements of VERSES will be reviewed by the Chief Financial Officer of VERSES regularly. The Board will continue to monitor the operations of VERSES, evaluate the internal controls, and develop measures in the future to mitigate any potential risks and weaknesses.

Risks Related to the Company’s Securities

No Established Market for Securities

The Subordinate Voting Shares and Class A Warrants are listed on the NEO; however, there can be no assurance that an active and liquid market for the Subordinate Voting Shares or the Class A Warrants will develop or be maintained and an investor may find it difficult to resell any securities of the Company. If a market does not develop or is not sustained, it may be difficult for investors to sell the Subordinate Voting Shares or Class A Warrants at an attractive price or at all. The Company cannot predict the prices at which the Subordinate Voting Shares or Class A Warrants will trade.

Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Price may not Represent the Company’s Performance or Intrinsic Fair Value

The market price of a publicly traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Subordinate Voting Shares and Class A Warrants on the NEO in the future cannot be predicted.

Securities or Industry Analysts

The trading market for the Subordinate Voting Shares or Class A Warrants could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

Price Volatility of Publicly Traded Securities

The Subordinate Voting Shares and Class A Warrants are listed and trade on the NEO. Securities of technology companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

Other factors unrelated to the Company’s performance that may affect the price of the Subordinate Voting Shares or Class A Warrants include the following: the extent of analytical coverage available to investors concerning VERSES’ business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Subordinate Voting Shares or Class A Warrants may affect an investor’s ability to trade significant numbers of the securities; the size of the Company’s public float may limit the ability of some institutions to invest in the Subordinate Voting Shares or Class A Warrants; and a substantial decline in the price of the Subordinate Voting Shares that persists for a significant period of time could cause the Subordinate Voting Shares or Class A Warrants to be delisted from the NEO, further reducing market liquidity. As a result of any of these factors, the market price of the Subordinate Voting Shares or Class A Warrants at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Subordinate Voting Shares and Class A Warrants is affected by many other variables which are not directly related to VERSES’ success and are, therefore, not within the Company’s control. These include other developments that affect the market for all technology sector securities, the breadth of the public market for VERSES’ Subordinate Voting Shares and Class A Warrants and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Subordinate Voting Shares and Class A Warrants is expected to make the price of the Subordinate Voting Shares and Class A Warrants volatile in the future, which may result in losses to investors.

Dilution

Future sales or issuances of equity securities could decrease the value of the Subordinate Voting Shares, dilute Shareholders’ voting power and reduce future potential earnings per Subordinate Voting Share. VERSES may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Subordinate Voting Shares) and may issue additional equity securities to finance the Company’s operations, subsidiaries, acquisitions or other business projects. VERSES cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Subordinate Voting Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in VERSES’ earnings per Subordinate Voting Share.

Dividends

To date, the Company has not paid any dividends on its outstanding Subordinate Voting Shares. Any decision to pay dividends on the Subordinate Voting Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions.

See “Dividends and Distributions”.

NEO Listing

In the future, the Company may fail to meet the continued listing requirements for the Subordinate Voting Shares and Class A Warrants to be listed on the NEO. If the NEO delists the Subordinate Voting Shares or Class A Warrants from trading on its exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Subordinate Voting Shares; a determination the Subordinate Voting Shares are a “penny stock” which will require brokers trading in the Subordinate Voting Shares to abide by more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for the Subordinate Voting Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Subordinate Voting Shares and Proportionate Voting Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, as applicable, and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances. See “Risk Factors – Risks Related to the Company’s Securities – Dividends”.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized common share capital consists of an unlimited number of Subordinate Voting Shares and Proportionate Voting Shares without par value. As at the date of this AIF, there were 66,061,538 Subordinate Voting Shares issued and outstanding and 10,000,000 Proportionate Voting Shares outstanding.

Prior to July 20, 2021, the Company’s authorized common share capital consisted of Common Shares without par value. The Company completed the Share Alteration in connection with the VTU Contribution on July 20, 2021, whereby the Company amended its Articles and Notice of Articles to authorize the issuance of an unlimited number of Subordinate Voting Shares and Proportionate Voting Shares. Pursuant to the Share Alteration, the Company’s previously existing issued and outstanding Common Shares were reclassified as Subordinate Voting Shares.

Subordinate Voting Shares

Except as disclosed directly below, the Subordinate Voting Shares do not have any additional pre-emptive rights, conversion rights or exchange rights and are not further subject to redemption, retraction purchase for cancellation or surrender provisions. There are no additional sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no additional provisions which are capable of requiring a security holder to contribute additional capital.

Voting

Subordinate Voting Shareholders shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend the Articles of the Company if the result of such alteration or amendment would: (a) prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or (b) affect the rights or special rights of the Subordinate Voting Shareholders or Proportionate Voting Shareholders on a per share basis as provided for by the Company’s Articles.

Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the Board from time to time. The Board may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the Board simultaneously declares a dividend payable in cash or property on the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 6.25.

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in: (a) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or (b) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 6.25.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to the amount of such distribution per Proportionate Voting Share divided by 6.25.

Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Conversion of the Shares Upon An Offer

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 1/6.25 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder thereof into Proportionate Voting Shares on the basis of 6.25 Subordinate Voting Shares for one (1) Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Share Conversion Right”). For the avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Share Conversion Right is exercised which is less than 6.25.

Proportionate Voting Shares

Except as disclosed directly below, the Proportionate Voting Shares do not have any additional pre-emptive rights, conversion rights or exchange rights and are not further subject to redemption, retraction purchase for cancellation or surrender provisions. There are no additional sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no additional provisions which are capable of requiring a security holder to contribute additional capital.

Voting

The holders of Proportionate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to provisions relating to the alteration to rights of Proportionate Voting Shares and to the creation of shares superior to Proportionate Voting Shares, each Proportionate Voting Share shall entitle the holder to 6.25 votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 6.25 and rounding the product down to the nearest whole number, at each such meeting.

Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares expressed by separate special resolution alter or amend the Articles of the Company if the result of such alteration or amendment would: (a) prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or (b) affect the rights or special rights of the holders of Subordinate Voting Shares or Proportionate Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

Shares Superior to Proportionate Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares expressed by separate ordinary resolution.

At any meeting of holders of Proportionate Voting Shares called to consider such a separate ordinary resolution, each Proportionate Voting Share will entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

Dividends

The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the Board from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the Board simultaneously declares a dividend payable in cash or property on the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

The directors may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to the amount of such distribution per Subordinate Voting Share multiplied by 6.25.

Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

Voluntary Conversion

Subject to the conversion limitation set out below, holders of Proportionate Voting Shares shall have the following rights of conversion (the “Proportionate Share Conversion Right”):

(a)	Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Proportionate Share Conversion Right is exercised by 6.25. Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 6.25.

(b)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Exchange Act). Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares pursuant to its Articles or otherwise, and the Proportionate Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares, the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares (calculated on the basis that each Subordinate Voting Share and Proportionate Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The Board may by resolution waive this restriction for any individual transaction or increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the Board in such resolution.

(c)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares upon exercise by such holder of the Proportionate Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Proportionate Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares and Proportionate Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Voting Shares held by such holder.

D = Aggregate Number of all Proportionate Voting Shares.

An officer designated by the Board (or a committee thereof) shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Proportionate Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares, the Company will provide each holder of Proportionate Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Proportionate Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Proportionate Voting Shares exercising the Proportionate Share Conversion Right.

Notwithstanding the provisions set out above, the Board may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Proportionate Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

Options to Purchase Securities

Omnibus Plan

As of the date hereof, there are 6,265,000 Options and 500,000 RSUs issued and outstanding. There are no other equity securities that will become options to acquire Subordinate Voting Shares or Proportionate Voting Shares, whether under any equity compensation plan or otherwise. The Company has established the Omnibus Plan providing for the grant of Options, RSUs, PSUs, and DSUs. The purpose of the Omnibus Plan is to provide the Company with a share related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such persons for their contributions toward the long-term goals and success of the Company and to enable and encourage such persons to acquire Subordinate Voting Shares as long-term investments and proprietary interests in the Company.

A subsidiary of the Company may also adopt an incentive stock option plan to provide for the issuance of equity-based incentive awards (a “Subsidiary Plan”); provided however, that any Subsidiary Plan will be subject to the terms and conditions of the Omnibus Plan, as they relate to the Subsidiary Plan.

The Board adopted the Omnibus Plan on June 9, 2022 and the Company obtained Shareholder approval of the Omnibus Plan on June 15, 2022.

The material features of the Omnibus Plan are summarized below, which summary is qualified in its entirety by the full text of the Omnibus Plan. Any capitalized terms used in the following summary, but not otherwise defined, shall have the meanings ascribed thereto in the Omnibus Plan. A complete copy of the Omnibus Plan may be obtained without charge upon request from the Company’s registered and records office located at Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5.

Key Terms	Summary

Key Definitions

“Code” the United States Internal Revenue Code of 1986 as amended.

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted.

“Participant” means a person to whom an Award has been granted under this Plan or a Subsidiary Plan, as applicable.

“Market Price” means, on any particular date, (a) the closing price of the Subordinate Voting Shares on the NEO on the last Trading Day prior to such particular date; or (b) if the Subordinate Shares are not then listed on the NEO, the value as is determined solely by the Board, acting reasonably and in good faith, and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code and such determination shall be conclusive and binding on all Persons.

“Market Value” means, on any particular date, the product obtained by multiplying the Market Price by the total issued and outstanding Subordinate Voting Shares, expressed in dollars.

“MVA Amount” means, with respect to a subsidiary of the Company on any particular date, the product obtained by multiplying such subsidiary’s MVA Ratio by the Market Value on such particular date.

“MVA Ratio” means the ratio for allocating Market Value to each subsidiary of the Corporation, calculated in accordance with Omnibus Plan.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws

Administration

The Omnibus Plan will be administered, in its exclusive discretion, by the Plan Administrator, who will initially be the Board.

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board, all or any of the powers conferred on the Plan Administrator under the Omnibus Plan.

Awards granted under the Omnibus Plan are subject to any listing, registration or qualification requirements under Securities Laws, and any required consent or approval of the NEO or any securities commissions or similar securities regulatory bodies having jurisdiction over the Company. Additionally, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant to an exemption or exclusion from such registration requirements.

Eligibility	All Directors, Employees or Consultants of the Company or a subsidiary of the Company (“Eligible Persons”) are eligible to participate in the Omnibus Plan, subject to certain exceptions set out in the Omnibus Plan (i.e. termination, death, disability, retirement, etc). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Eligible Person any right to receive any grant of an Award pursuant to the Omnibus Plan.

Award Agreements	Each Award granted under the Omnibus Plan will be evidenced by a written agreement, in a form approved by the Plan Administrator.

Market Value Allocation

No later than 30 days after the Company files Annual Audited Financial Statements with respect to the most recent Fiscal Year, the Plan Administrator shall determine the Market Value allocation ratio (the “MVA Ratio”) with respect to each subsidiary of the Company using the formula set out below:

MVA Ratio of a subsidiary	=	DCF of subsidiary
DCF of all subsidiaries

where “DCF” means discounted cash flow.

Subsidiary Plan Requirements

Any Subsidiary Plan adopted by a subsidiary of the Company shall include the following terms and conditions:

(i) The aggregate number of Subsidiary Shares reserved for issuance under a Subsidiary Plan shall not exceed 20% of the subsidiary’s total issued and outstanding Subsidiary Shares.

(ii) Subsidiary Shares covered by Subsidiary Options which have been settled, exercised or terminated shall be available again for subsequent grants.

(iii) The exercise price with respect to a Subsidiary Option shall be established at the time each Subsidiary Option is granted, and shall not be less than the price per Subsidiary Share calculated by dividing, at the time of grant, the MVA Amount by the subsidiary’s total issued and outstanding Subsidiary Shares.

Reserve

Subject to adjustment as provided in the Omnibus Plan, and any subsequent amendment to the Omnibus Plan, the aggregate number of Subordinate Voting Shares reserved for issuance under the Omnibus Plan shall not exceed 25% of the Company’s total issued and outstanding Subordinate Voting Shares from time to time.

Subordinate Voting Shares covered by Awards which have been settled, exercised, expired or terminated shall again be available for subsequent grants under the Omnibus Plan, and the number of Awards available to grant increases as the number of issued and outstanding Subordinate Voting Shares increases.

Limits

The aggregate number of Subordinate Voting Shares:

(i) issuable to Insiders at any time, under all of the Company’s Security Based Compensation Arrangements, shall not exceed 20% of the Company’s issued and outstanding Subordinate Voting Shares; and

(ii) issued to Insiders within any one (1) year period, under all of the Company’s Security Based Compensation Arrangements, shall not exceed 20% of the Company’s issued and outstanding Subordinate Voting Shares.

Awards

The following are the Awards available for issuance under the Omnibus Plan.

Options. Each Option entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price determined by the Board.

RSUs. Each RSU is a unit equivalent in value to a Subordinate Voting Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Article 5 of the Omnibus Plan. Upon the settlement, each RSU will consist of a right to receive a Subordinate Voting Share, cash payment, or a combination thereof.

PSUs. Each PSU is a unit equivalent in value to a Subordinate Voting Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Article 6 of the Omnibus Plan. Each PSU will consist of a right to receive a Subordinate Voting Share, cash payment, or a combination thereof upon the achievement of certain Performance Goals during such performance periods as the Plan Administrator shall establish.

DSUs. Each DSU is a unit equivalent in value to a Subordinate Voting Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Article 7 of the Omnibus Plan. Upon settlement, each DSU will consist of a right to receive one Subordinate Voting Share or a cash payment.

Grant and Market Value

Options. The Plan Administrator will establish the Exercise Price at the time each Option is granted, at the sole discretion of the Plan Administrator, subject to applicable securities laws and Exchange rules and provided that the Exercise Price must not be less than the Market Price at the time of granting the Option.

RSUs. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The number of RSUs granted at any particular time will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the Market Price on the Date of Grant.

PSUs. The Plan Administrator may grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU.

DSUs. The Board may fix, from time to time, a portion of the Director Fees that is to be payable to Directors in the form of DSUs. Additionally, each Director has the right to elect to participate in the grant of additional DSUs in an amount, as elected by the Director, between 0% and 100% of any Director Fees that would otherwise be paid in cash, which election will be deemed to apply to all periods in calendar years following the calendar year for which it is made until it is terminated under section 7.1(d) of the Omnibus Plan. The number of DSUs granted at any particular time will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price on the Date of Grant.

Vesting

Options. Vesting is determined by the Plan Administrator.

RSUs. Vesting is determined by the Plan Administrator.

PSUs. Vesting is determined by the Plan Administrator.

DSUs. Subject to the Award Agreement and except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant.

Expiry and Settlement Date

Options. The expiry date of each Option will be determined by the Plan Administrator, (subject to any accelerated termination) but cannot be later than 10 years from the Date of Grant and, if not specified, is 10 years from the Date of Grant.

RSUs. The settlement date of each RSU will be determined by the Plan Administrator, provided that no settlement date for any RSU shall occur, and no Subordinate Voting Share shall be issued or cash payment shall be made in respect of any RSU, any later than the final Business Day of the 3rd calendar year following the applicable RSU Service Year.

PSUs. The settlement date of each PSU will be determined by the Plan Administrator, provided that no settlement date for any PSU shall occur, and no Subordinate Voting Share shall be issued or cash payment shall be made in respect of any PSU, any later than the final Business Day of the 3rd calendar year following the applicable PSU Service Year.

DSUs. The settlement date will be determined by the Plan Administrator, and if not established, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date), and for a Participant who is a U.S. taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice.

Settlement

Options. At the election of the Plan Administrator, each vested Option can be settled in:

(i) one Subordinate Voting Share,

(ii) a cash payment equal to the In the Money Amount, or

(iii) a combination of Subordinate Voting Shares and cash.

If permitted by the Plan Administrator, a Participant may, in lieu of exercising an Option, elect to surrender such Option to the Company in consideration for an amount from the Company equal to: (x) the Market Price of the Subordinate Voting Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (y) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Subordinate Voting Shares.

RSUs. Upon settlement, each vested RSU shall be redeemed at the election of the Participant but subject to the approval of the Plan Administrator, for:

(i) one Subordinate Voting Share,

(ii) a cash payment, or,

(iii) a combination of Subordinate Voting Shares and cash.

Any cash payments made shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Subordinate Voting Share as at the settlement date.

PSUs. Upon settlement, each vested PSU shall be redeemed at the election of the Participant but subject to the approval of the Plan Administrator, for:

(i) one Subordinate Voting Share;

(ii) a cash payment, or

(iii) a combination of Subordinate Voting Shares and cash.

Any cash payments made shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Subordinate Voting Share as at the settlement date.

DSUs. Upon settlement, subject to the approval of the Plan Administrator, each vested DSU shall be redeemed for:

(i) one Subordinate Voting Share; or

(ii) a cash payment.

Any cash payments made shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Subordinate Voting Share as at the settlement date.

Dividend Equivalents

Unless determined by the Plan Administrator, an Award of RSUs, PSUs and DSUs include the right for such RSUs, PSUs and DSUs to be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Subordinate Voting Shares.

Dividend equivalents shall be computed by dividing:

(i) the amount obtained by multiplying the amount of the dividend declared and paid per Subordinate Voting Share by the number of RSUs, PSUs and DSUs, as applicable, held, by

(ii) the Market Price at the close of the first Business Day immediately following the dividend record date.

Restricted Period	With respect to U.S. Taxpayers, except if such extension is prohibited by Section 409A of the Code, in the event that an Award expires, at a time when a scheduled restricted period is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled restricted period terminates or there is no longer such undisclosed material change or material fact.

Non-Transferability	Except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death

Termination or Cessation

Voluntary Resignation or Termination for Cause. Any Award that has not been exercised, surrendered or settled as of the Termination Date shall be immediately cancelled as of the Termination Date;

Termination Without Cause. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of:

(i) the Expiry Date of such Option; and

(ii) the date that is 90 days after the Termination Date.

Otherwise, the Option shall be immediately cancelled for no consideration upon the termination of such period.

Disabled. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of:

(i) the Expiry Date of such Option; and

(ii) the date that is 180 days after the Termination Date.

Otherwise, the Option shall be immediately cancelled for no consideration upon the termination of such period.

Death. Any vested Options may be exercised by the Participant’s beneficiary or legal representative at any time during the period that terminates on the earlier of:

(i) the Expiry Date of such Option; and

(ii) the first anniversary of the date of the death of such Participant.

Otherwise, the Option shall be immediately cancelled for no consideration upon the termination of such period.

Retirement. Subject to certain limitations, any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of:

(i) the Expiry Date of such Option; and

(ii) the 3rd anniversary of the Participant’s date of Retirement.

Otherwise, the Option shall be immediately cancelled for no consideration upon the termination of such period.

The foregoing is subject to any acceleration of vesting or waiver of termination made by the Plan Administrator.

Change of Control

Subject to the terms of the Omnibus Plan, the Plan Administrator may, without Participant consent, take such steps as it deems necessary or desirable, including to cause:

(i) the conversion or exchange of any outstanding Awards into rights or other securities of substantially equivalent value, in any entity participating in or resulting from a Change in Control;

(ii) outstanding Awards to vest, or restrictions applicable to an Award to lapse, prior to or upon consummation of a Change in Control, and terminate upon or immediately prior to the effectiveness of such Change in Control;

(iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award;

(iv) the replacement of an Award with other rights or property, where such replacement would not adversely affect the holder; or

(v) any combination of the foregoing.

U.S. Taxpayer Restrictions

Any Awards granted to a U.S. Taxpayer must comply with Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder, to the extent it is applicable.

Options granted under the Omnibus Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”).

The aggregate number of Subordinate Voting Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code.

At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Company, or of a “parent corporation” or “subsidiary corporation” of the Company, as such terms are defined in Sections 424(e) and (f) of the Code.

if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Company or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Subordinate Voting Shares subject to the Option.

To the extent the aggregate Market Price as at the Date of Grant of the Subordinate Voting Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Company and any “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

Amendments

In addition to certain express permitted amendments, as set out in the Omnibus Plan, the Plan Administrator may from time to time, without notice and without shareholder consent, subject to applicable Securities Laws and policies of the NEO, amend, modify, change, suspend or terminate the Omnibus Plan or any Awards granted pursuant to the Omnibus Plan as it, in its discretion determines appropriate, provided, however, that:

(i) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any Awards may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Omnibus Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or NEO requirements; and

(ii) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

Options and RSUs

As of the date of this AIF, there were 6,265,000 Options issued and outstanding, each Option entitling the holder to acquire one Subordinate Voting Share at a weighted average exercise price of $0.82.

As of the date of this AIF, there were 500,000 RSUs issued and outstanding, which one-third will vest on the first, second and third anniversaries of the Listing Date.

Except as disclosed directly above and elsewhere in this AIF, there are no other equity securities that are or that will become options to acquire Subordinate Voting Shares or Proportionate Voting Shares, whether under any equity compensation plan or otherwise.

The following table summarizes the allocation of the issued and outstanding Options of the Company held by the following groups up to the date of this AIF.

Holder of Options	Number of Options Held		Exercise Price (C$)	Issue Date	Expiry Date
Directors of the Company, as a group (1)	2,500,000	(2)	0.80	June 16, 2022	June 16, 2027
Consultants of the Company, as a group	1,300,000 (3)		0.80	June 16, 2022	June 16, 2027
Consultants of the Company, as a group	865,000 (4)		$1.00	September 16, 2022	September 16, 2027
Consultants of the Company, as a group	1,500,000 (5)		$0.70	November 3, 2022	November 3, 2023
Consultants of the Company, as a group	100,000	(6)	$1.65	April 28, 2023	April 28, 2028

Notes:

(1)	Information applies to three directors of the Company.

(2)	25% of the Options vest on the Listing Date with 25% vesting every six (6) months thereafter.
(3)	Fully vested.
(4)	1/3 of the Options vest on the grant date, with 1/3 vesting every six (6) months thereafter.
(5)	750,000 Options vest on the grant date, 750,000 vest 60 days after the grant date.
(6)	50,000 Options vest six (6) months after the grant date, with the remaining 50,000 Options vest twelve (12) months after the grant date.

The following table summarizes the allocation of the issued and outstanding RSUs of the Company held by the following groups up to the date of this AIF.

Holder of RSUs	Number of RSUs Held		Issue Date	Final Vesting Date
Directors of the Company, as a group(1)	500,000	(2)	June 16, 2022	Third Anniversary of the Listing Date

Notes:

(1)	Information applies to one director of the Company.
(2)	One-third of the RSUs vest on the first, second and third anniversary of the Listing Date.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out information relating to the monthly trading of the Subordinate Voting Shares and Class A Warrants on the NEO (under the symbol “VERS” and “VERS.WT.A” respectively) since the Listing Date:

Month	High (Cdn$)	Low (Cdn$)	Volume (# of Subordinate Voting Shares)
June 2022(1)	$0.78	$0.385	6,111,328
July 2022	$1.10	$0.44	5,773,309
August 2022	$1.07	$0.91	2,665,859
September 2022	$0.94	$0.56	1,972,117
October 2022	$0.75	$0.58	1,785,646
November 2022	$0.85	$0.45	4,594,830
December 2022	$0.81	$0.60	4,438,076
January 2023	$0.85	$0.66	6,331,636
February 2023	$1.02	$0.64	9,341,399
March 2023	$1.72	$0.85	10,876,652
April 2023	$1.85	$1.28	9,837,018
May 2023	$2.58	$1.53	14,665,272
June 2023(2)	$3.72	$2.00	21,161,147

Notes:

(1)	June 28 to June 30, 2022. On June 28, 2022, the Subordinate Voting Shares commenced trading on the NEO under the symbol “VERS”.
(2)	June 1, 2023 to June 28, 2023.

Month	High (CDn$)	Low (Cdn$)	Volume (# of Class A Warrants)
January 2023	$0.53	$0.30	27,000
February 2023	$0.28	$0.15	462,000
March 2023	$0.80	$0.18	272,376
April 2023	$0.75	$0.30	564,433
May 2023	$1.54	$0.52	808,279
June 2023(2)	$2.67	$1.05	910,471

Notes:

(1)	January 24 to January 31, 2023. On January 24, 2023, the Class A Warrants commenced trading on the NEO under the symbol “VERS.WT.A”.
(2)	June 1, 2023 to June 28, 2023.

Prior Sales

The following table summarizes the issuances during the year ended March 31, 2023 and up to the date of this AIF of securities of the Company that are outstanding but not listed or quoted on a marketplace.

Date of Issue	Number and Type of Securities	Issue or Exercise Price per Security
June 13, 2022	978,794 Warrants(1)	$0.80
June 16, 2022	4,050,000 Options(2)	$0.80
June 16, 2022	500,000 RSUs(3)	N/A
August 11, 2022	5,240,000 Units(4)	$1.00
August 17, 2022	5,497,000 Units(4)	$1.00
August 26, 2022	4,220,030 Units(4)	$1.00
August 26, 2022	291,325 Finder Units(4)	$1.00
August 26, 2022	1,150,980 Finder Warrants(4)	$1.00
September 16, 2022	1,000,000 Options(2)	$1.00
November 3, 2022	1,750,000 Options(2)	$0.70
December 13, 2022	400,000 Options(2)	$0.77
March 1, 2023	$5,001,409 in Convertible Debentures(5)	N/A
March 1, 2023	1,742,979 Warrants(5)	$1.00
March 1, 2023	303,907 Finder Warrants(5)	$1.00
March 22, 2023	$1,903,436 in Convertible Debentures(5)	N/A
March 22, 2023	664,860 Warrants(5)	$1.00
March 22, 2023	157,425 Finder Warrants(5)	$1.00
March 31, 2023	$600,000 in Convertible Debentures(5)	N/A
March 31, 2023	210,000 Warrants(5)	$1.00
April 28, 2023	100,000 Options(2)	$1.65

Notes:

(1)	Issued to certain consultants of the Company, each warrant entitling the holder thereof to acquire one Subordinate Voting Share for a price of $0.80 per Subordinate Voting Share until June 13, 2024.
(2)	Options granted to certain directors and consultants of the Company. See “Description of Capital Structure - Options to Purchase Securities”.
(3)	RSUs awarded to a director of the Company. See “Description of Capital Structure - Options to Purchase Securities”.
(4)	Issued in connection with the August 2022 Private Placement. See “ General Development of the Business – Three Year History – Events After the Incorporation of the Company – Financings and Share Issuances”.
(5)	Issued in connection with the March 2023 Private Placement. See “ General Development of the Business – Three Year History – Events After the Incorporation of the Company – Financings and Share Issuances”.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date of this AIF, except as described below, no securities of the Company are held, to the knowledge of the Company, in escrow or are subject to a contractual restriction on transfer.

Pursuant to NP 46-201, the following securities held by principals of the Company are currently held in escrow:

Name of Shareholder	Type of Securities Held in Escrow	Number
Gabriel René	Proportionate Voting Shares	1,250,000(1)(2)
Dan Mapes	Proportionate Voting Shares	1,250,0001)(2)
G. Scott Paterson	Subordinate Voting Shares	93,750 (1)
	Unit Warrants	15,625(3)
	Options	125,000 (4)
	RSUs	125,000(5)
Jonathan De Vos	Subordinate Voting Shares	26,400(1)
	Unit Warrants	8,750 (3)
	Options	250,000(4)
Jay Samit	Options	250,000(4)

Notes:

(1)	These shares are subject to the Escrow Agreement, as described in further detail below.
(2)	Pursuant to the Proportionate Share Conversion Right, each Proportionate Voting Share is convertible, at the option of the holder, into 6.25 Subordinate Voting Shares, subject to the FPI Restriction. In the case that the Proportionate Share Right is validly exercised for all Proportionate Voting Shares held, Mr. René and Mr. Mapes would each receive 31,250,000 Subordinate Voting Shares for the conversion of such shares. See “Description of Capital Structure – Proportionate Voting Shares”.
(3)	Each Unit Warrant is exercisable to acquire one Unit Warrant Share at an exercise price of $1.20 per Unit Warrant Share until February 22, 2024.
(4)	25% of the Options vested on the Listing Date with 25% vesting every six (6) months thereafter. Each Option is exercisable into a Subordinate Voting Share at an exercise price of $0.80 per share.
(5)	One-third of the RSUs vest on the first, second and third anniversary of the Listing Date.

Pursuant to Company’s listing on the NEO, the following Subordinate Voting Shares held by non-principals of the Company are currently held in escrow as such securities were originally issued from treasury at issue prices of $0.05 and lower.

Name of Shareholder	Type of Securities Held in Escrow	Number
Taylor MacDonald	Subordinate Voting Shares	500,001(1)
Robert Shewchuk	Subordinate Voting Shares	500,001(1)
Bryan Henry	Subordinate Voting Shares	150,000(1)
Leighton Bocking	Subordinate Voting Shares	300,000(1)(2)
Tarik Elsaghir	Subordinate Voting Shares	25,000(1)(3)

Notes:

(1)	These shares are subject to the Escrow Agreement, as described in further detail below.
(2)	150,000 Subordinate Voting Shares are held by Mode Investments Corp., a company controlled by Mr. Bocking.
(3)	These shares are held by Cedarpoint Capital Inc., a company controlled by Mr. Elsaghir.

The Escrowed Securityholders have entered into the Escrow Agreement with the Escrow Agent, pursuant to which 1,595,152 Subordinate Voting Shares, 24,375 Unit Warrants, 625,000 Options, 125,000 RSUs and 2,500,000 Proportionate Voting Shares (the “Escrowed Securities”) remain held in escrow. The following table sets out the securities that, to the Company’s knowledge, are held in escrow or that are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class as of the date of this AIF:

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class
Subordinate Voting Shares	1,595,152	2.41%
Proportionate Voting Shares	2,500,000	25.00%
Unit Warrants	24,375	0.21%
Options	625,000	25.00%
RSUs	125,000	25.00%

The Company is an “established issuer” for the purposes of NP 46-201. Accordingly, the remaining Escrowed Securities will be released from escrow in accordance with the following schedule:

Release Date	Portion of Escrowed Securities Released
December 28, 2023	All remaining Escrowed Securities

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets forth information with respect to the directors and executive officers of the Company as at the date of this AIF, including their respective provinces or states and countries of residence, their position(s) and office(s) with the Company, their principal occupation(s) for the last five years, the dates on which they first became directors or officers of the Company and the number of the Subordinate Voting Shares and Proportionate Voting Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such persons or such persons’ respective associates or affiliates.

The directors hold office until the next annual meeting of shareholders of the Company. The term of office of the executive officers expires at the discretion of the Board.

Name and Residence	Position(s) and Office(s) with the Company	Principal Occupation(s) During the Past Five Years	Period as Director and/or Officer	Number and Percentage of Shares Held(1)
Gabriel René California, USA	Chief Executive Officer and Director	CEO of VERSES since September 2018. Self-Employed Business Consultant from December 2016 – September 2018.	Director since July 19, 2021. Chief Executive Officer since September 27, 2021	5,000,000 Proportionate Voting Shares (50%)(2)(3) 25,001 Subordinate Voting Share (0.04%)
Dan Mapes California, USA	President and Director	President of VERSES since September 2019.	Director since July 19, 2021. President since September 27, 2021	5,000,000 Proportionate Voting Shares (50%)(2)(3) 25,001 Subordinate Voting Share (0.04%)
Kevin Wilson California, USA	Chief Financial Officer and Secretary	CFO and Secretary of VERSES since January 2022. Self-employed as a fractionalized CFO for various companies from November 2015- December 2021.	Since September 27, 2021	32,300 Subordinate Voting Share (0.05%)
G. Scott Paterson(4)(5)(6) Ontario, Canada	Director	President of Patstar Inc. since July 1988.	Since June 15, 2022	375,000 Subordinate Voting Shares (0.57%)
Jay Samit(4)(5)(6) California, USA	Director	Retired since October 2018. Independent Vice Chairman of Deloitte Digital from November 2016 to October 2018.	Since June 15, 2022	12,280 Subordinate Voting Shares (0.02%)
Jonathan De Vos(4)(5)(6) London, United Kingdom	Director	Self-employed as a business advisor and private investor since May 2020. Senior Analyst at Invesco UK Ltd. from May 2015 – May 2020.	Since April 14, 2022	195,600 Subordinate Voting Shares (0.30%)

Notes:

(1)	Based on 66,061,538 Subordinate Voting Shares and 10,000,000 Proportionate Voting Shares issued and outstanding.
(2)	Pursuant to the Proportionate Share Conversion Right, each Proportionate Voting Share is convertible, at the option of the holder, into 6.25 Subordinate Voting Shares, subject to the FPI Restriction. In the case that the Proportionate Share Right is validly exercised for all Proportionate Voting Shares held, Mr. René and Mr. Mapes would each receive 31,250,000 Subordinate Voting Shares for the conversion of such shares. See “Description of Capital Structure – Proportionate Voting Shares”.
(3)	In the case that the Proportionate Share Right is validly exercised for all Proportionate Voting Shares held by Mr. René and Mr. Mapes, Mr. René and Mr. Mapes would each hold 24.33% of the issued and outstanding Subordinate Voting Shares as at the date of this AIF (48.66% in the aggregate). See “Description of Capital Structure – Proportionate Voting Shares”.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Nominating & Corporate Governance Committee.

Aggregate Ownership of Securities

To the Company’s knowledge as at the date of this AIF, its directors and executive officers as a group beneficially own, or control or direct, directly or indirectly, 665,182 Subordinate Voting Shares and 10,000,000 Proportionate Voting Shares, representing approximately 1.00 % and 100% of the outstanding Subordinate Voting Shares and Proportionate Voting Shares on a non-diluted basis, respectively.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the Company’s knowledge, at the date of this AIF, no director or executive officer of the Company is, or was within 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Securities Legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Securities Legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the Company’s knowledge, and other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)	is as at the date of this AIF, or has been within the 10 years before the date hereof, a director or executive officer of any company, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Kevin Wilson was appointed as Chief Financial Officer and director of DigitalTown, Inc. (“DigitalTown”) in May 2019. DigitalTown sought a restart of its business following 2019, however, due to failed negotiations with a former Chief Executive Officer in relation to a disclosed lawsuit, DigitalTown applied for a Chapter 11, Subchapter V reorganization bankruptcy in September 2020 to reorganize its debt. This petition was denied and the case was converted into Chapter 7 Bankruptcy. The Chapter 7 Bankruptcy case for DigitalTown closed on April 6, 2022, following which, DigitalTown became a discharged bankrupt.

Penalties or Sanctions

To the Company’s knowledge, and other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i)	any penalties or sanctions imposed by a court relating to provincial and territorial Securities Legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement agreement with a provincial and territorial securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

G. Scott Paterson, Director of the Company, reached a voluntary settlement with the Ontario Securities Commission in December 2001 in respect to administrative proceedings which included a suspension of his registration for two years and a voluntary payment. There were no allegations that Mr. Paterson had violated any securities law, statute, regulation or policy statement pursuant to the aforesaid administrative proceedings.

Conflicts of Interest

To the best of the Company’s knowledge, except as disclosed elsewhere in this AIF, the Company is not aware of any existing or potential material conflicts of interest between the Company and any of its directors or officers as of the date hereof. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on the Company’s behalf. See also “Risk Factors – Risks Relating to the Company – Conflicts of Interest”.

Pursuant to the BCBCA, directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company. Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

See also “Interests of Management and Others in Material Transactions”.

PROMOTERS

Gabriel René, Chief Executive Officer and Director of the Company and Dan Mapes, President and Director of the Company are considered to be promoters of the Company as they took the initiative in substantially reorganizing certain aspects of the business of the Company. Please see “Directors and Executive Officers” for the number and percentage of each class of voting securities and equity securities of the Company beneficially owned, or controlled or directed, directly or indirectly by Mr. René and Mr. Mapes.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set out below, the Company is not and was not during the most recently completed financial year, or from the end of the most recently completed financial year to the date of this AIF, a party to, nor was any of its property the subject of, any legal or regulatory actions material to the Company, and no such proceedings or actions are known to be contemplated.

On July 13, 2022, David Thomson, a former independent contractor, filed a claim against VTU, Cyberlab LLC, and a director and officer of VTU in Los Angeles Superior Court. The claim alleges violations of various sections of the California Corporations code, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Plaintiff claims as much as $5,000,000 in damages, subject to proof. On September 1, 2022, VTU filed an answer denying any wrongdoing, and also making its own counterclaim against Mr. Thomson. The cross-claims against David Thomson include: (i) misappropriation of trade secrets; (ii) breach of contract; (iii) violation of the California Computer Data Access and Fraud Act (“CDAFA”); and (iv) violation of the Economic Espionage Act, after VTU voluntarily dismissed three cross-claims (alleging violation of the Computer Fraud and Abuse Act, conversion and violation of the Stored Communications Act, respectively). VTU, for its part, seeks to recover both compensatory and punitive damages from Mr. Thomson, as well as restitution of any ill-gotten gains and an award of reasonable attorneys’ fees. The case is currently at the pleading stage, and the parties have engaged in some limited initial discovery efforts. A courtroom trial is currently scheduled to begin on January 16, 2024. However, VTU (as defendant and cross-complainant) and the other three named defendants filed a motion to compel arbitration with the Court on February 3, 2023, based upon provisions in the contracts at issue requiring same. If granted, the lawsuit in L.A. Superior Court will be stayed (i.e., temporarily put on hold) pending the outcome of the arbitration proceedings. On March 30, 2023, the Motion to Compel Arbitration (“MCA”) was granted, and the two sides have been ordered by the Court to arbitration at the American Arbitration Association. The arbitration process is in the very early stages right now, with each side having only paid the case filing fees. As any litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably determined.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or Subordinate Voting Shareholder or Proportionate Voting Shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Subordinate Voting Shares or Proportionate Voting Shares, respectively, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or any subsidiary of the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Subordinate Voting Shares is Endeavor Trust Corporation having its principal office at Suite 702 – 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4.

MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of the Company business, that was entered into in the financial year ended March 31, 2023, or up to the date of this AIF, that is still in effect:

1.	The Escrow Agreement. See “Escrowed Securities and Securities Subject to Contractual Restriction on Transfer”.

2.	The Contribution Agreement.

3.	The NRI SaaS Agreement.

4.	The Cyberlab Purchase Agreement.

5.	The Warrant Indenture, as amended and supplemented from time to time.

INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a report, valuation, statement or opinion made by the person or company are named in this AIF as having prepared or certified any of the aforementioned documents or any part thereof described in this AIF.

Smythe LLP, Chartered Professional Accountants, the current auditor of the Company, prepared an auditor’s report dated June 29 , 2023 on the Company’s annual consolidated financial statements as at and for the year ended March 31, 2023 and has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

AUDIT COMMITTEE

Audit Committee Charter

The full text of the Audit Committee Charter is attached to this AIF as Schedule “A”.

The primary function of the Audit Committee, under the supervision of the Board, will be to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting processes and provision of financial information to the shareholders and others, the systems of internal controls and disclosure controls, the Company’s internal and external audit process, the Company’s policies with regard to ethics and business practices, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee will be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee will be expected to maintain open communications between the Company’s external auditor, senior management and the Board. The Audit Committee will not plan or perform audits or warrant or attest to the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibilities of management and the Company’s auditor.

Composition of the Audit Committee

The Company has formed an Audit Committee comprised of Jonathan De Vos (Chair), G. Scott Paterson and Jay Samit, all of whom are “financially literate” and “independent” as defined in NI 52-110.

Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

For a summary of the experience and education of the Audit Committee members see “Directors and Executive Officers”.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s current financial year has the Company relied on any exemption provided by section 2.4, Part 3 or Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee will nominate and engage the Company’s auditor to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company’s independent registered public accounting firm, Smythe LLP, Chartered Professional Accountants. Any significant services provided by Smythe that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Audit Committee will be permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement.

External Auditor Service Fees (By Category)

The fees billed by the Company’s current auditor, Smythe LLP, and the Company’s former external auditor, Crowe MacKay, for the financial year ended March 31, 2023 and the period ending March 31, 2022, for audit and non-audit related services provided to the Company or its subsidiaries (if any) were as follows:

Financial Period Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
March 31, 2022	C$212,626	C$43,701	Nil	Nil
March 31, 2023	C$143,475	Nil	Nil	Nil

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit or review of the Company’s financial statements, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Statement of Executive Compensation on SEDAR on June 21, 2023.

Additional financial information is provided in the Company’s audited annual financial statements and accompanying management’s discussion and analysis (“MD&A”) for the years ended March 31, 2023 and 2022.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

(see attached)